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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               FORM 10-SB
         GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
          BUSINESS ISSUERS UNDER SECTION 12 (b) OR (g) OF THE
                  SECURITIES EXCHANGE ACT OF 1934


                    KINeSYS PHARMACEUTICALS, INC.
-------------------------------------------------------------------------------
              (Name of Small Business Issuer in its Charter)


            Nevada                                      98-0210050
-----------------------------------         ------------------------------------
  (State or other jurisdiction of           (I.R.S. Employer Identification No.)
   incorporation or organization)

     3771 Jacombs Road, Unit 415
    Richmond, B.C., Canada V6V 2L9                          N/A
-----------------------------------         ------------------------------------
   (Address of principal                                  (Zip Code)
     executive offices)

Issuer's telephone number: (604) 279-0363


Securities registered pursuant to Section 12(b) of the Act:

    Title of each class                      Name of each exchange on which
    to be so registered                      each class is to be registered

            N/A                                              N/A
-----------------------------------         ------------------------------------



Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.00001 par value per share
--------------------------------------------------------------------------------
                            (Title of Class)

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                          KINeSYS PHARMACEUTICALS, INC.

                                   FORM 10-SB

                                TABLE OF CONTENTS

PART I
Item 1.        Description of Business
Item 2.        Management's Discussion and Analysis
Item 3.        Description of Property
Item 4.        Security Ownership of Certain Beneficial Owners and Management
Item 5.        Directors, Executive Officers, Promoters and Control Persons
Item 6.        Executive Compensation
Item 7.        Certain Relationships and Related Transactions
Item 8.        Description of Securities

PART II
Item 1. Market Price of and Dividends on the Registrant's Common Equity and other Shareholder Matters
Item 2.        Legal Proceedings
Item 3.        Changes in and Disagreements with Accountants
Item 4.        Recent Sales of Unregistered Securities
Item 5.        Indemnification of Directors and Officers

PART F/S
Financial Statements

PART III
Item 1.        Index to Exhibits
Item 2.        Description of Exhibits



         STATISTICAL INFORMATION RELATING TO THE SKIN CARE INDUSTRY INCLUDED IN THIS REGISTRATION STATEMENT IS DERIVED BY THE COMPANY FROM RECOGNIZED INDUSTRY REPORT REGULARLY PUBLISHED BY INDUSTRY ASSOCIATION AND INDEPENDENT CONSULTING AND DATA COMPILATION ORGANIZATIONS IN THESE INDUSTRIES, INCLUDING A.C. NEILSON CO.

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PART I

ITEM 1.  DESCRIPTION OF BUSINESS

OVERVIEW OF BUSINESS

(1)      Principal products and their markets

         KINeSYS Pharmaceuticals, Inc. ("Kinesys," "Company" or "Issuer") is engaged in the design, development, and marketing of a complete line of body and skin care products designed specifically for athletes and active individuals. KINeSYS' products are currently divided into three functional product lines: sun care, treatment and daily use products. Each product is designed specifically to meet the requirements of professional athletes and active, health conscious individuals. KINeSYS contracts the manufacturing of its products to several pharmaceutical manufacturers located in both British Columbia and Ontario, Canada. KINeSYS products are distributed for sale to customers in Canada and the United States.

KINeSYS' PRODUCTS

         Kinesys' product line includes the following products, organized into three functional lines: sun care products, treatment products, and daily use products.

SUN CARE PRODUCT LINE

- Quick Dry Sprays. KINeSYS' line of sunscreen sprays protect the skin effectively with hands-free application and without any greasy residue. The complete line of sunscreen sprays with SPF factors of 8, 15, and 30 are all PABA-free, alcohol-free, and oil-free, and are water, sweat and sand resistant. They are designed to protect all skin types from the sun's damaging UVA and UVB rays.

- Protective Creams. The KINeSYS SPF 30 cream is recognized by the Canadian Melanoma Foundation for containing the physical sun block titanium dioxide, resulting in superior protection for sensitive skin.

- Sun Stick. The KINeSYS SPF 30 Sun Protection Stick is specially formulated with titanium dioxide for protection of sensitive lips, nose and ears.

- Insect Repellent. The KINeSYS SPF 15 with Insect Repellent offers all the benefits of the quick spray sunscreen products with the added feature of a safe and effective insect repellent. With its the hands-free application it is popular with outdoor sporting and recreation enthusiasts.

TREATMENT PRODUCT LINE

- Muscle Balm Analgesic Stick. This product uses a clean-hands mode of application to deliver a pain relieving and inflammation reducing balm. The muscle balm contains a higher concentration of rapidly absorbed active ingredients compared to the majority of other products of its kind on the non-prescription market.

- Athletic Foot Spray. The KINeSYS Foot Spray is a fast drying non-aerosol spray that prevents and treats minor fungal and bacterial infections while at the same time controlling foot odor.

- First Aid Treatment / After-Sun Soothing Spray. This spray contains a local anesthetic to soothe dry, chapped, wind and sunburned skin and to relieve the pain and/or itching associated with minor burns, scrapes, and non-poisonous insect bites. It has a pleasant fragrance and a non-oily aloe vera base and is applied via a non-aerosol pump.

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DAILY USE PRODUCT LINE

- Daily Moisturizer. The KINeSYS Daily Moisturizer is an oil-free moisturizer that also contains a SPF 6 level sunscreen to provide light protection from ultra-violet radiation. It absorbs quickly, is non-greasy, non-comedogenic and is fragrance free.

- Sport Body Wash. The KINeSYS Sport Body Wash is a non-soap preparation that controls body odor and prevents infection with the inclusion of Triclosan, an anti-bacterial ingredient.

- Shampoos. The KINeSYS Sport Shampoo with conditioner is designed to control residue build up from swimming pools, salt water, and heavily mineralized tap water. The shampoo restores moisture lost through exposure to the elements such as the sun, salt water, chlorine, wind and blow-drying. Its special 2 in 1 formula with a built in conditioner is pH balanced and is gentle enough to use every day without losing its effectiveness. It also prevents hair discoloration that is commonly associated with chlorine and exposure to the elements.

     The KINeSYS Vigor Shampoo acts as a natural medicated shampoo that is perfect for the active individual who suffers from a dry itchy scalp and dandruff. Its active ingredients are eucalyptus, which refreshes, invigorates, and stimulates the scalp, and tea tree oil, which soothes and heals an irritated scalp.

RESEARCH AND DEVELOPMENT

         Kinesys develops its products through the collaborative efforts of contract chemists, a Scientific Advisory Board comprised of Kinesys consultants, and Kinesys' own employees. The Scientific Advisory Board provides critical guidance and technical expertise in the area of research and development, resulting in products that are comprised of novel and high quality ingredients that meet and exceed the demands of athletes and active individuals. Each member of the Advisory Board contributes a unique area of expertise to Kinesys' product development, product evaluation, formulation optimization and quality control.

(2)      Distribution methods of the products

         Retail stores have traditionally been the primary distribution channels for all Kinesys products. The three main areas of retail distribution include pharmacies, supermarkets and mass merchandisers. Access to all three of these distribution systems is through distributors, agents and/or brokers. The Company generally works with distributors who purchase the product and marketing tools on a thirty-day term and resell the product to their accounts. In this relationship, the distributor assumes responsibility for product sales, promotion, marketing and managing their own receivables, thereby allowing Kinesys to simplify the administrative workload that accompanies expansion. The Company is presently working with agents in a focused market area of western Canada and the western United States. The agent/broker represents Kinesys products in concert with other products they represent and are paid by the Company a commission on the wholesale value of the products being distributed.

         In 1998, Kinesys products were represented in over 2,000 retail locations, up from 128 in 1997. Important accounts in Canada in 1998 included Shoppers Drug Mart, London Drugs, Pharmasave and Pharma Plus. In the United States, the Company was able to secure distribution with Rite Aid (formerly Thrifty - Payless Drugs).

         The secondary distribution channels for Kinesys products have been through sporting goods stores, specialty stores, and golf courses. These distribution channels have proven to be effective in establishing the Kinesys brand within its target market. The Company has numerous contracts with agents and distributors in these areas, including AMER Sports Canada Inc. with 27 sales representatives across Canada representing the Kinesys product in golf clubhouses and sporting goods stores. In 1998, these efforts resulted in Kinesys being distributed in over 400 locations, up from 200 in 1997.

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         A third distribution channel for Kinesys products is direct marketing.
The Company has had some success over the past year in marketing its products directly in specialty markets such as golf tournaments, hotel mini bars, cruise lines and corporate accounts.

         The Company's final distribution channel is direct marketing through the Company's toll free telephone number from its website. The Company believes that this is an important and developing distribution channel and will be increasing its efforts to facilitate more sales through the Internet.

(3)      New products

         Kinesys intends to pursue the development of proprietary products specifically for its target market. Kinesys has several additional product concepts that are in the research stage and that are expected to extend the Kinesys product family. Some of these concepts involve extensions of the existing Kinesys product line to other market segments such as seniors or children's markets, while some concepts represent new products to meet specific active individual and athlete demands. All additional product concepts will only be introduced to the Kinesys product line when it is economically feasible to do so.

(4) Competitive business conditions and the small business issuer's competitive position in the industry and methods of competition

COMPETITORS

         The sun care category is represented by relatively few dominant multinational companies, balanced by smaller, niche focused companies. The industry is still developing as the public continues to become more aware of the dangers of excessive sun.

The specific industry leaders and their percentage of market share are:

         Schering Plough (Coppertone)                         32.3%
         Playtex (Banana Boat)                                19.0%
         Neutrogena                                            8.7%
         Hawaiian Tropic                                       7.9%
         Private Label                                         7.3%
         No-Ad                                                 5.3%
         Bain De Soleil                                        4.7%
         Panama Jack                                           1.3%
         Australian Gold                                       1.2%
         All Others combined                                  12.5%

SOURCE: AC NEILSON CO.

         In the other two Kinesys product categories, treatment products and daily use products, there are a significant number of industry participants and niche categories. For example, in the external analgesic market there over 300 separate items on the shelves across North America (Source: Drug Store News:
July 6, 1998). None of the competitors feature a muscle balm stick form of application combined with the concentration of active ingredients that Kinesys has. Specific competitors to the Kinesys Analgesic Muscle Balm product include Flex-All, Tiger Balm and Myoflex.

         Kinesys will compete with other market participants by publicizing the unique properties of its products, by building brand loyalty through creative product positioning, and by establishing marketing alliances that will ensure focused penetration into target markets.

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INTELLECTUAL PROPERTY PROTECTION.

         The Company acquired its product formulas on a contract basis from an independent chemist. The Company owns these formulas and does not pay royalties to the developer. At the present time the Company and its predecessors have relied upon the secret and proprietary nature of the formulas to protect its products from the competition. It may in the future file, but at this time has not filed, for copyrights in the U.S. and Canada as well as other countries. The Company has no plans to seek patent protection for its formulations. The Company believes that any legal protection cannot prevent competitors from entering the market for skin care products similar to those developed by Kinesys.

         The Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, through appropriate confidentiality and proprietary information agreements. These agreements generally provide that all confidential information developed or made known to the individual by the Company during the course of the individual's relationship with the Company is not to be disclosed to third parties, except in specific circumstances, and that all inventions conceived by the individual in the course of rendering services to the Company shall be the Company's exclusive property. There can be no assurance that confidentiality or proprietary information agreements will not be breached, that remedies for any breach would be adequate, or that the Company's trade secrets will not otherwise become known to, or independently developed by, competitors.

(5) Sources and availability of raw materials and the names of principal suppliers

         The Company purchases the raw materials for its products primarily from a chemical broker, Van Waters & Rogers, which has offices globally. If Van Waters & Rogers ceased to supply products to the Company, the Company believes that other suppliers would be readily available. In some instances, the Company purchases these materials directly, while in other instances, the contract pharmaceutical manufacturer purchases materials on behalf of the Company. The Company owns the molds for production of its packaging and contracts the production of bottles from two companies, Polybottle and Richards Packaging, Inc. The caps or closures are purchased from either Seaquist Canada, Ltd., or McKernans. Present active contract pharmaceutical manufacturers include Biotech and Contract Pharmaceuticals Ltd.

(6)      Dependence on one or a few major customers

         The Company is not reliant on any particular relationship or avenue of distribution for its sales. Although the Company typically does business only with a few distributors at a time, it does not consider these relationships to be unique or proprietary.

(7) Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration.

         The Company claims no patents, licenses, franchises, or concessions. It has no labor contracts. Kinesys Canada has entered into a royalty agreement dated December 17, 1996, with Douglas E. and Ed Ford covering revenues from North American operations. Royalties will be payable by the Company under this agreement when its annual gross revenues exceed CDN$1 million. The agreement will expire upon payment of an aggregate royalty of CDN$1,250,000 (if before October 1, 2001) or CDN$1,500,000 (if thereafter).

         Kinesys protects its name through trademark registrations of the Kinesys name and logo in Canada and the United States, the countries where it presently does business. In addition, the trademark of "Kinesys" is presently registered in New Zealand, Australia, the European Union, England, Malaysia, Singapore, Philippines and Thailand for use with cosmoceutical sports medicine products. The Company is presently pursuing trademark registration in Japan.

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(8)      Need for any government approval of principal products or services and effect of existing or probable governmental regulations on the business.

         Skin care products require governmental approval in most countries where the Company sells or expects to sell its products. The Kinesys products that require registration with the Food and Drug Administration (FDA) in the United States and the Health Protection Branch (HPB) in Canada have been registered. In addition, Kinesys SPF 15 with Insect Repellant has been registered with the Canadian Pest Control Management Regulatory Agency. Necessary registrations are being pursued in Japan.

         Although Kinesys believes it has received all regulatory approvals required to operate its business to date, regulations may change, resulting in unexpected costs and uncertainty. Kinesys may not be able to comply with the applicable requirements and necessary approvals may not be granted. We cannot predict the extent and impact of future governmental regulations. If we fail to comply with the applicable regulatory requirements, we may be subject to fines, injunctions, civil penalties, recall or product seizure, among other penalties.

         (9) Estimate of amount spent during each of the last two fiscal years on research and development activities, and the cost thereof borne directly by customers.

         During the last two years the Company has engaged in limited research and development activities, focusing its energy instead on sales and marketing of previously-developed products. The Company estimates that is spent approximately $25,000 prior to 1998 on its research and development efforts, and it expects to spend between $50,000 and $100,000 in 1999. These costs are not expected to be borne directly by customers but rather will be funded out of the Company's working capital.

         (10) Number of total employees and number of full time employees.

         The Company currently has 2 full time employees and regularly employs 3 independent contractors. The Company also employs approximately 8 contractors on a seasonal basis in order to enable it to meet summer production, sales and marketing demands.

COMPANY HISTORY

         Kinesys was incorporated in Nevada on February 17, 1998 under the name of Goldsearch Corporation. On May 4, 1999, Goldsearch Corporation merged with Kinesys Pharmaceutical Inc. ("Kinesys Canada"), a Canadian corporation. In connection with the merger, 3,052,021 Goldsearch shares were issued to the former holders of Kinesys Canada stock. Immediately following the merger, the business of Kinesys Canada became the business of Goldsearch, and the former Kinesys Canada shareholders controlled approximately 39% of the outstanding Goldsearch voting equity. Goldsearch filed its Certificate of Amendment of Articles of Incorporation on March 29, 1999 to change the company's name to Kinesys Pharmaceuticals, Inc. Kinesys Canada survived the merger as a wholly-owned subsidiary of the Company.

         Kinesys Canada was incorporated in British Columbia, Canada, in December of 1993 under the name "Motion Pharmaceutical Inc." The Kinesys name was adopted in early 1994 as the company worked to develop a line of muscle balm and skin care products for athletes. Kinesys Canada launched its first products at the XV Commonwealth Games in Victoria, British Columbia in August of 1994.

         In April of 1995, Kinesys Canada listed its shares on the Alberta Stock Exchange after raising CDN$920,000 in a private equity offering. The company was subsequently returned to private control in September of 1996 when its founders purchased a majority of the outstanding publicly-held equity. At that time, the company was burdened with over CDN$350,000 of liabilities and was unable to meet the demands of its creditors.

         On February 19, 1997, the company filed a proposal to its creditors as an Insolvent Person under the Canadian Bankruptcy and Insolvency Act. Pursuant to this plan, creditors would receive $0.50 per dollar of

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outstanding debt. The proposal was declared by the trustee in bankruptcy to have been fully performed on December 30, 1998 and the company is no longer subject to bankruptcy protection.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

         Kinesys is a leading supplier of innovative high-performance skin care products aimed at professional and recreational athletes. By focusing on its current business strategy, the Company intends to solidify its market position in Canada and to expand to other geographical markets in the United States, overseas and via the company's website on the Internet.

         Founded in 1993, the Company spent its early years developing formulas, establishing markets for its sunscreen and related products and creating brand awareness. It has traditionally achieved most of its sales in Canada, with occasional sales and product interest in the United States. It now intends to focus on the United States market for its next phase of growth. Management recognizes that directing the Company's efforts to expand into new geographical markets will have a negative short-term impact on revenue, but believes it is warranted by the potential long-term opportunity of selling its primary suncare products in markets which are not as subject to the seasonal variations found in Canada.

         On May 4, 1999, Goldsearch Corporation, a Nevada corporation, merged (the "Merger") with Kinesys Canada. On May 4, 1999, Goldsearch issued 3,052,021 shares of its Common Stock to the holders of Kinesys Canada's issued and outstanding shares of common stock in exchange for 100% of the issued and outstanding common stock of Kinesys Canada. Prior to the Merger, Goldsearch had focused its operations in the area of mineral exploration and had only nominal assets and liabilities. After the merger, former Kinesys Canada stockholders owned approximately 39% of the issued and outstanding Common Stock of the Company. The merger has been accounted for using the purchase method of accounting with Kinesys Canada considered to be the predecessor business.

         Following the Merger, the business conducted by the Company is the business conducted by Kinesys Canada prior to the Merger with the additional focus of growth opportunities in the U.S., overseas, and on the Internet. In conjunction with the Merger, the Company changed its name to "Kinesys Pharmaceuticals, Inc." The Company's shares continue to be traded on the Over the Counter Bulletin Board operated by the National Association of Securities Dealers, Inc. under the symbol "KNES."

         In view of the evolving nature of its business and its limited operating history, the Company has limited experience forecasting its revenues. Therefore, the Company believes that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. To date, the Company has incurred substantial costs to develop its product line, establish brand recognition and secure sales and distribution channels. The Company will continue to incur costs to develop new products, develop new customers, build brand awareness and grow the business. These costs may not correspond with any meaningful increases in revenues in the near term.

RESULTS OF OPERATIONS

         The results of operations compares financial results of Kinesys Canada, the predecessor as the historical operations of the Registrant have been discontinued. Previously, the Registrant was engaged in the mineral exploration and development business and had incurred expenditures in this regard of $147,265 for the period from incorporation (February 7, 1998) to January 31, 1999. No revenues were recognized from this business activity.

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Six Months Ended June 30, 1999 Compared To Six Months Ended June 30, 1998

Revenue

         Sales of $127,649 and $621,735 for the six months ended June 30, 1999 and 1998 respectively, were derived primarily from the sale of the Company's sunscreen products. For the six months ended June 30, 1998, approximately 60% of the Company's revenue was derived from sales in the United States, while 40% was derived from sales in Canada. Of those sales, 90% was attributable to sun care products and the balance was attributable to treatment and daily use products.

         During the six months ended June 30, 1999, the Company devoted most of its efforts to consolidation, restructuring and refocusing of the Company's operations. During this period, the Company only actively solicited sales in British Columbia, the Company's head office location. As a result, sales declined substantially. Management believes that this decision will have long term benefits in the form of improved operations, systems and focused marketing as the company begins to implement its plan to expand its geographic and demographic markets.

         The Company hopes to derive future revenue from increased sales in the United States, predominantly in the western and southern states as well as an increasing sales component from the company's website. The Company's business model is based on building brand recognition through association with sports teams, high-profile athletes, grassroots athletic events and other more traditional forms of advertising.

Operating expenses

         The Company's operating expenses consist of sales and marketing and general and administrative expenses. Operating expenses were $237,142 and $505,034 for the six months ended June 30, 1999 and 1998, respectively.

         Sales and marketing expenses (comprising advertising, promotion and commissions) for the six months ended June 30, 1999 of $71,362 decreased $197,882 or 73% from the comparable period in 1998. This is largely accounted for by decreased expenditures for sales commissions and related advertising and promotional giveaways. The sales and marketing expenses consist primarily of salaries related to developing business arrangements with prospective partners, establishing a more dynamic Internet presence, creating awareness of existing and new services and costs of communicating to the industry and potential consumers.

         General and administrative expenses consist primarily of salaries and related personnel expenses, rent, accounting and legal services and general operating expenses. For the six months ended June 30, 1999, general and administrative expenses of $165,780 decreased $ 70,010 or 30%. Most of this decline is attributable to a decrease in costs associated with sales, such as decreased fees and travel costs for participation in trade shows.

YEARS ENDED DECEMBER 31, 1998 AND 1997

         Revenue

         Sales of $622,930 and $167,170 for the years ended December 31, 1998 and 1997 respectively, were derived primarily from the sale of the Company's sunscreen products. During 1997, the Company's attentions were primarily focussed on its creditor protection proceedings, with this process carrying over into 1998. During 1997 the Company was unable to focus its full attention on sales or marketing and sales accordingly suffered. As the Company emerged from creditor protection in 1998, it was able to begin to refocus its efforts on its business plan and sales improved substantially. However, as pointed out in the discussion of Revenue above the Company still lacked the proper systems and operations to properly manage the increased sales. Management expects sales to continue to improve in 1999 and 2000 as the Company continues on its present course of focused sales with proper operational systems.

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         During 1998, the Company was successful in soliciting sales in the
United States. One such sale in particular accounted for 59% of the Company's 1998 sales. Management intends to pursue similar types of transactions with U.S. customers in the latter half of 1999 and beyond, but cannot guarantee that its efforts will be successful. Any failure to secure sizeable sales accounts in the U.S. will constrain the Company's ability to meet its goals.

         Future revenue will be derived increasingly from sales in the United States, predominantly in the western and southern states, overseas and via the company's website. The Company's business model is based on building brand recognition through association with sports teams, high-profile athletes, grassroots athletic events and through other traditional forms of advertising.

Operating expenses

         The Company's operating expenses consist of sales and marketing and general and administrative expenses. Operating expenses were $988,616 and $505,279 for the years ended December 31, 1998 and 1997, respectively.

         Sales and marketing expenses (comprising advertising, promotion and commissions) for the year ended December 31, 1998 of $310,829 increased $154,258 or 98% from the year earlier period. The Company's increased expenditures on advertising and promotion in 1998 included the cost of promotional giveaways and were coupled with an increase in commissions paid on the large sale into the U.S. discussed above.

         General and administrative expenses consist primarily of salaries and related personnel expenses, rent, accounting and legal services and general operating expenses. For the year ended December 31, 1998, general and administrative expenses of $677,787 increased $329,079 or 94%. Most of this increase is attributable to the recognition of an employee benefit relating to the grant of stock options to employees, consultants and directors in 1998 totaling $257,269. General operating expenses also increased as the Company increased its efforts to sell its product and grow its business.

Extraordinary Item

         The Company reported a gain on debt restructuring of $59,203 and $179,816 for the years ended December 31, 1998 and 1997, respectively. These amounts were accounted for in connection with the Company's settlement with unsecured creditors and are not expected to occur again in the future.

         As the Company expands its business in 1999 and beyond, its research and development, sales and marketing, website development and general and administrative expenses will increase. Research and development expenses will increase as the Company adds products to its line. Sales and marketing expenses will increase as the Company participates in trade shows and similar events in order to build business relationships, sell product and build brand awareness. Internet costs will increase as the Company continues to develop its website and advertise it on the Internet and related media. In addition, advertising and public relations expenses will increase as the Company invests to grow its business. General and administrative expenses will increase as the Company continues to build its management infrastructure, including additional personnel as needed, office space and internal information systems.

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INTERNAL AND EXTERNAL SOURCES OF LIQUIDITY

         The Company's primary sources of liquidity are the $12,282 in cash that it has on hand, and the potential to raise additional cash through the exercise of stock options held by certain investors. The Company raised approximately $400,000 upon exercise of options to purchase 533,333 shares of Common Stock on May 30, 1999. The Company has additional outstanding options to purchase 400,000 Common shares at an exercise price of $1.00 per share and options to purchase 320,000 Common shares at an exercise price of $1.25 per share. These options are held by an unrelated third party and should be distinguished from options granted under our 1999 Stock Option Plan. Holders of these options are not required to exercise them, and if they do not exercise, there will be no cash proceeds to the Company.

         The Company's auditors, BDO Dunwoody LLP, have deemed that continuation of the Company as a "going concern," as defined by U.S. generally accepted accounting principles, is dependent upon the Company obtaining additional working capital. The Company is taking steps to raise additional capital, as its current cash reserves and proceeds from the additional options when exercised over the next three months are expected to allow the company to become self-sufficient at annual sales levels of $2,000,000. The Company intends to conduct private placement sales of its equity securities if and when its cash reserves are depleted or sales increase above $2,000,000. There can be no assurance that any shares of Common Stock of the Company can or will be sold or that other sources of loans or funds will be available to the Company if and when needed. The failure of the Company to obtain adequate additional capital may require the Company to postpone some or all of the expansion of its proposed business operations and, potentially, to cease its operations. Any additional equity financings may involve substantial dilution to the Company's then-existing shareholders.

RECENT TRANSACTION

         The Company has recently entered into a one-year agreement with Venture Catalyst.com, a division of Inland Entertainment Corporation ("Venture Catalyst"). Pursuant to this agreement, Venture Catalyst will provide general consulting, investor relations, and financial communication services to the Company. The Company has also agreed to lease office space from Venture Catalyst in San Diego, California. This arrangement is expected to permit the Company to more effectively distribute and sell its products in the United States.

INDUSTRY BACKGROUND AND TRENDS.

         The primary target market for Kinesys products is the active and health conscious individual in the 18-45 age category. This demographic represents the stage during which brand loyalty is being formed. Typically the primary Kinesys consumer is educated, sophisticated, upper income and living in an urban environment. The secondary target market is the competitive and professional athlete who demands a product that will meet the rigors of his or her sport. Word of mouth referral from the primary market, supported by endorsements of competitive and professional athletes and highlighted by strategic advertising results in a large tertiary target market, the general public.

         The skin care market in the US is valued excess of $8 billion and is growing at a rate of 7% per year while in Canada a similar growth rate is occurring in a market of over $615 million. The skin care product segment is expected to remain buoyant as consumers desire to look and feel younger, even as the North American population gets older. By 2010 the United States population in the 45-64 age bracket will have increased by 70% to represent 27% of the population, in contrast to the 1990 census numbers. By establishing brand loyalty now, Kinesys hopes to enjoy the benefit of this segment of the population utilizing more skin care products in the future. Equally important is that the 18-45 age brackets, Kinesys' present target market, will continue to represent approximately 40% of the population, up marginally by 3% over the same 20 year period.

         The incidence of sunburn in the general population has increased 9% over the past ten years and general skin cancer rates are increasing due to overexposure to sun and burns from as far back as 25 years ago. As a result, the sun care segment of the skin care market was worth over $467 million in 1997, and sales are projected to increase at 12% per year to reach $758 million by 2000. In 1997, sales of sun care products primarily occurred in pharmacies ($158.1 million, or 45% of distribution), mass merchandisers ($160 million, or 29% of distribution), and food stores ($99.2 million, or 24% of distribution). The sport segment represents 8.7% of the total sun care industry and Kinesys is currently the only sun care company dedicated to the sport sun care segment in North America.

         Kinesys' Muscle Balm Analgesic Stick is positioned in one of the fastest growing segments of pharmacy sales--external analgesics. In 1998 the external analgesic market was valued at US$220 million and is projected to double to US$440 million by the year 2001 in order to serve an aging but still-active and fitness-oriented consumer. Sales distribution is 53% in pharmacies, 26% in mass merchandisers and 20% in food chains.

INVESTMENT CONSIDERATIONS

         Investment in the shares of our common stock involves a high degree of risk. Investmors should carefully consider the risks described below, together with all of the other information included in this registration statment, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and investors may lose all or part of their investment.

NEED FOR ADDITIONAL FINANCING

         During the next 12 months, the Company's foreseeable cash requirements will be met by a combination of existing cash, revenue generated by the Company's sales, and additional equity financing. The Company is currently devoting substantial resources to the development of its products and to the establishment of sales and distribution relationships. Substantial additional capital may be required in the future to fund product development and product launch cycles. No assurance can be given that additional financing will be available or that, if available, such financing will be obtainable on terms favorable to the Company or its shareholders. If needed capital is unavailable, the Company's ability to continue in business will be jeopardized. To the extent the Company raises additional capital by issuing equity or securities convertible into equity, ownership dilution to the Company's shareholders will result.

COMPETITION.

         The market for sunscreen and other skin care products is highly competitive. The competition for the Company's products comes largely from large, well-established multinational companies with longer operating histories, greater name recognition, larger retail bases and significantly greater financial, technical, and marketing resources than the Company. Competition from these sources could materially adversely affect the Company's business, operating results or financial condition. Competitive factors in the athletic skin care market include innovative products, product quality, marketing and distribution resources and price. While the Company believes that it has the experience and ability to compete within its identified market, there can be no assurance that the Company will be able to compete successfully against current or future competitors.

RELIANCE ON KEY INDIVIDUALS; NEED TO HIRE ADDITIONAL QUALIFIED PERSONNEL.

         The Company is dependent upon the active participation of several key management personnel, including Jonathan Mara, Chief Executive Officer, Jeffrey Kletter, President, and Jocelyn Kletter, Vice President. The Company does not currently maintain key employee insurance policies. Additionally, the Company will likely need to recruit qualified personnel in order to expand according to its business plan. Although the Company is committed to offering competitive salaries, stock options, benefits and an appealing work environment, there can be no assurance that Kinesys will be able to attract such persons or retain any of its key personnel. The failure to attract and retain key personnel could have a material adverse effect on the Company's viability.

PRODUCT LIABILITY

         The Company's business exposes it to potential product liability claims which are inherent in the manufacture and sale of skin care products, and as such the Company may face liability to product users for damages resulting from the faulty design or manufacture of products. The Company maintains product liability insurance coverage; however, there can be no assurance that product liability claims will not exceed coverage limits or that such insurance will continue to be available at commercially reasonable rates, if at all. Consequently, a product liability claim or other claim in excess of insured liabilities or with respect to uninsured liabilities could have a material adverse effect on the Company.

DEPENDENCE ON NEW MARKETS

         The Company's future growth, if any, depends in part on its ability to penetrate new markets. There can be no assurance that Kinesys will be successful in locating or penetrating any new markets for its products.

HIGH COST OF INVENTORY

         Due to the nature of the Company's business, the Company is required to invest a significant portion of its capital in building and maintaining inventory. There can be no assurance that inventory held by the Company will not become unsalable or diminish in value prior to sale. A significant decline in the value or usability of inventory could have a significant adverse affect on the Company's financial position.

LIMITED LIQUIDITY AND RESTRICTED TRANSFERABILITY

         An investment in the Company involves limited liquidity. There is currently only a limited public market for the Company's Common Stock, and no assurance can be given that a broader public market will develop. An investment in the Company is suitable only for sophisticated investors who have no need to have ready access to the capital that they commit to the Company. Potential investors must view an investment in the Company as a long-term commitment.

RISKS OF LOW-PRICED STOCKS; PENNY STOCK REGULATIONS.

         The Company's Common Stock is traded over-the-counter on NASD'S "Electronic Bulletin Board." As such, the Company's Common Stock is subject to Rule 15g-9 under the Exchange Act, which imposes certain sales practice requirements on broker-dealers that sell such securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's Common Stock and may affect the ability of purchasers to sell any of the Common Stock acquired in the secondary market.

SHARE PRICE VOLATILITY.

         The trading price of the Common Stock could be subject to wide fluctuations in response to quarter to quarter variations in operating results, changes in earnings estimates by analysts, announcements of technological innovations or new products by the Company or its competitors, general conditions in the personal products industries and other events or factors. In addition, in recent years the stock market in general has experienced extreme price fluctuations. This volatility has had a substantial effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

PRODUCT RECALLS.

         Products subject to governmental regulatory approval, such as the Company's products, can experience performance problems in the field that require review and possible corrective action by the manufacturer. The Company has on at least one occasion been required to recall a substantial amount of one of its products due to a labeling error. Similar product problems in the future could result in market withdrawals or recalls of products, which could have a material adverse effect on the Company's business, financial condition and results of operations.

YEAR 2000 COMPLIANCE

         The Company is only moderately dependent on computer software programs and operating systems in its internal operations, but it relies upon third party vendors whose operations may be seriously affected by computer failures. The use of computer programs that rely on two-digit date programs to perform computations and decision-making functions may cause computer systems to malfunction in the year 2000 and lead to significant business delays and disruptions. While the Company believes that the software applications that it uses or has developed are year 2000 compliant, to the extent that any of these software applications contain source code that is unable to appropriately interpret the upcoming calendar year 2000, some level of modification or possible replacement of such source code or applications will be necessary. The Company is currently unable to predict the extent to which the year 2000 issue will affect its customers or strategic partners, or the extent to which it would be vulnerable to any failure by the customers or strategic partners to remedy any year 2000 issues on a timely basis. The failure of a customer or strategic partner subject to the year 2000 issues to convert its systems on a timely basis or a conversion that is incompatible with the Company's systems could have a material adverse effect on the Company's business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

         Certain items contained in this document, including ITEM 2 and the prior section, ITEM 1, are "forward looking" as that term is contemplated by
Section 27A of the Securities Act of 1933 and Section 12E of the Securities Exchange Act of 1934, including, without limitation, statements regarding the Company's expectations, beliefs, intentions or strategies regarding future business operations and projected earnings from its products and services, which are subject to many risks.

         All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results may differ materially as a result of certain factors, including those set forth under the caption "Investment Considerations" and elsewhere in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Company.

ITEM 3.  DESCRIPTION OF PROPERTY

Principal Property

         The Company's headquarters are located in an office/warehouse facility of approximately 3,000 square feet at Unit 415 - 3771 Jacombs Road, Richmond, B.C., Canada V6V 2L9. The present facilities lease expired in mid-1998 and the Company is presently on a month to month contract. The property is leased from an unaffiliated third party for a monthly rental of CDN$2,310. The Company maintains tenant fire and casualty insurance on its property located in such building in an amount deemed adequate by the Company.

         The Company has recently agreed to sublease approximately 300 square feet of office space from Island Entertainment Corporation in San Diego, California for a one-year period beginning in November of 1999. The address of this office is 16868 Via Del Campo Court, Suite #200, San Diego, CA 92127. Rent of

US$2,000 is payable monthly. The Company will maintain tenant fire and casualty insurance on its property located in such building in an amount deemed adequate by the Company.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a)  Security ownership of certain beneficial owners

         The following table sets forth information, to the best knowledge of the Company as of July 7, 1999, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, and the beneficial ownership of each officer and director, and all directors and executive officers as a group.


------------------------------------------- ----------------------------------- -------------------
           Name and address of                      Amount and nature
             beneficial owner                      of beneficial owner           Percent of class
------------------------------------------- ----------------------------------- -------------------
Jonathan Mara                               615,795 (note 1)                    7.3%
------------------------------------------- ----------------------------------- -------------------
Jeff Kletter                                606,074 (note 2)                    7.2%
------------------------------------------- ----------------------------------- -------------------
Jocelyn Kletter                             602,741 (note 3)                    7.2%
------------------------------------------- ----------------------------------- -------------------
Roberts & Scott Financial Inc.              440,000                             5.3%
------------------------------------------- ----------------------------------- -------------------
Bullock & Bryson Financial Inc.             435,000                             5.2%
------------------------------------------- ----------------------------------- -------------------
Smucker & Odgen Inc.                        400,000                             4.8%
------------------------------------------- ----------------------------------- -------------------
Friedman Capital Ltd.                       395,000                             4.7%
------------------------------------------- ----------------------------------- -------------------
Dr. Doug Clement                            16,000 (note 4)                     0.2%
------------------------------------------- ----------------------------------- -------------------
Dr. Don Rix                                 47,704 (note 5)                     0.6%
------------------------------------------- ----------------------------------- -------------------
All directors and executive officers as a   1,888,314                           22.5%
group (5 persons)
------------------------------------------- ----------------------------------- -------------------



Note 1. Mr. Mara's ownership is through Guardian Angel Investments Ltd.
Mr. Mara has also been granted options to purchase 200,000 shares of common stock over a three-year period with 1/3 vesting per year.
Note 2. Mr. Kletter has been granted options to purchase 200,000 shares of common stock over a three-year period with 1/3 vesting per year.
Note 3. Ms. Kletter has been granted options to purchase 200,000 shares of common stock over a three-year period with 1/3 vesting per year.
Note 4. Dr. Clement has been granted options to purchase 30,000 shares of common stock over a one-year period with vesting based on participation in Board of Directors and Scientific Advisory Board meetings.
Note 5. Dr. Rix has been granted options to purchase 30,000 shares of common stock over a one-year period with vesting based on participation in Board of Directors meetings.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The directors and executive officers of the Company and their respective ages are as follows:


Name                               Age                                 Position
-------------------------------------------------------------------------------------------------------------------
Jonathan Mara                      39                                  Chief Executive Officer
Jeffrey Kletter                    37                                  President and Director
Jocelyn Kletter                    29                                  Vice President
Dr. Don Rix                        68                                  Chairman and Director
Dr. Douglas B. Clement             65                                  Director


         All directors hold office until the next annual meeting of stockholders and/or until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. On June 28, 1999, Dr. Rix was granted options to purchase 3,750 common shares and Dr. Clement was granted options to purchase 2,500 common shares per board meeting attended over a twelve-month period, at an exercise price of $1 per share. Aside from expenses to attend the Board of Directors meetings and the option grants to Drs. Rix and Clement, the Company has not compensated its directors for service on the Board of Directors or any committee thereof. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. Jeff Kletter and Jocelyn Kletter are married; there are no other family relationships between any of the directors and executive officers. The Company does not have any standing committees at this time.

Dr. Don Rix, age 68, has been Chairman of the Board of Directors of Kinesys since 1996. A pathologist, Dr. Rix serves as chairman and director of MDS Metro Laboratory Services and CanTest Ltd. Dr. Rix brings to the Board a wealth of information and experience in the management of high growth companies in the industrial, scientific, and medical areas. Dr. Rix serves as a director on the boards of Immune Network Research and Chai-Na-Ta Corp.
Dr. Rix is involved as a present Director of the Vancouver Opera, a Member of the Benefactors Committee and past Board Member of the Vancouver Art Gallery and the Medical Director for the Air Canada Open.

Dr. Douglas Clement, age 65, has been a director of Kinesys since its formation in 1993. Dr. Clement has, for the past five years, been co-director of the Allan McGavin Sports Medicine Centre and a professor of medicine at the University of British Columbia. He conducts research, teaches, and practices in the field of sports medicine. Dr. Clement has been a member of the Canadian Olympic Association Board of Directors from 1985 to 1993 and is the team physician for the Vancouver Canucks in the National Hockey League. Dr. Clement has been honored with a number of academic and professional awards, including: Coach of the Year (Sport BC), Order of Canada Medal, Fellowship of the American College of Sports Medicine, the Vanier Award, and the Sports Medicine Council of Canada Lifetime Achievement Award.

Jonathan Mara, age 39, has been Chief Executive Officer of Kinesys since August 4, 1998. From July of 1997 through August of 1998, Mr. Mara was C.E.O. of Guardian Angel Investments Ltd., a consulting firm. Prior to his service at Guardian, he founded Vantage Securities Inc., an investment services firm, and was for approximately nine years its President and C.E.O. Mr. Mara was successful in growing Vantage Securities to annual sales of $275 million with all of the necessary systems in place to facilitate electronic ordering, compliance, accounting, administration, human resources, business development, corporate finance, sales management and marketing. Mr. Mara's focus at Kinesys is to administer the Company's finances, manufacturing, and operations in a controlled, systematized basis to allow the Company to grow profitably at a manageable high rate of growth. Mr. Mara is active in cycling, basketball, skiing and coaching youth basketball.

Jeff Kletter, age 37, co-founded the company in 1993 and has been its President and a director since that time. Mr. Kletter has overseen the growth of the Company, formulated its marketing, philosophy, promotion, brand equity development and financing activities until the addition of Mr. Mara. Mr. Kletter now focuses on brand equity and business and product development. Before founding Kinesys, Mr. Kletter developed an extensive background in marketing, sales and general management. Mr. Kletter is an active individual whose favorite sporting activities include skiing, golf, squash and general fitness.

Jocelyn Kletter, age 29, co-founded the company and has been its Vice President since that time. Ms. Kletter has overseen the development of product specifications, product compliance with regulatory requirements, implementation of financial systems, control mechanisms and sales and marketing. Ms. Kletter currently focuses on brand equity, product distribution, sales and marketing. Prior to Kinesys, Ms. Kletter operated her own personal fitness training company in conjunction with teaching physical education at a British Columbia private school. Ms. Kletter also developed valuable sales and marketing experience as a Promotional Coordinator for Estee Lauder. Ms. Kletter actively participates in skiing, running and general fitness.

ITEM 6.  EXECUTIVE COMPENSATION

         The Summary Compensation Table shows certain compensation information for the Chief Executive Officer. Compensation data for other executive officers is not presented in the graphs because aggregate annual compensation for such officers does not exceed $100,000. This information includes the dollar value of base salaries, bonus awards, the number of SARs/options granted, and certain other compensation, if any, whether paid or deferred.

                         SUMMARY COMPENSATION TABLE

         The following table sets forth the aggregate compensation paid by the Company to its Chief Executive Officer for services rendered during the periods indicated:


-------------------------------------------------------------------------------------------------------------
                            Annual Compensation              Long Term Compensation
                         --------------------------- ---------------------------------------
                                                                     Awards
                                                     ---------------------------------------
                                      Other Annual
                                      Compensation                                               All other
Name and        Year (1)  Salary                        Restricted         Securities          compensation
Principal                                              Stock Awards        Underlying
Position                                                                  Options/SARs
-------------- --------- ------------ -------------- ---------------- ---------------------- ----------------
Jonathan       1999-T    CDN$25,000   $0             0                   200,000 Shares      0
Mara, CEO      1998      CDN$19,800   0              0                          0            0
-------------- --------- ------------ -------------- ---------------- ---------------------- ----------------


(1) The results reported in the "Summary Compensation Table" for the period designated "1998-T" are for the six-month period ended June 30, 1999, and results for the period designated "1998" are for the year ended December 31, 1998.

Option Grants In the Last Fiscal Year

         The following table summarizes all stock options granted to the Company's Chief Executive Officer for the transition period from January 31, 1999 to June 30, 1999. There were no grants to the named executive in the fiscal year ended January 31, 1999.



----------------- --------------------- ------------------------- -------------------------- -------------------------
Name              Number of             Percent of total          Exercise or base price     Expiration date
                  securities            options/SARs granted to   ($/Sh)
                  underlying            employees in 1998
                  Options/SARs
                  granted (#) (1)
----------------- --------------------- ------------------------- -------------------------- -------------------------
Jonathan Mara           200,000-                 32.13%                     $1.00                    6/28/09
----------------- --------------------- ------------------------- -------------------------- -------------------------


---------------

(1) The estimated fair market value of the common stock on June 28, 1999 (grant date) was $1.00, as determined by the Board of Directors.

Aggregate Option Exercises and Option Values

         The following table sets forth information with respect to the named executive officer concerning option exercises for the fiscal year ended June 30, 1999 and exercisable and unexercisable options held as of June 30, 1999. The named executive officer did not hold options during the fiscal year ended January 31, 1999.


-------------------- -------------- -------------- ------------------------------------ -------------------------------
                                                     Number of Securities Underlying         Value of Unexercised
                                                     Unexercised Options at 6/30/99        In-the-Money Options at
                                                               # of Shares                         6/30/98
-------------------- -------------- -------------- -------------- --------------------- -------------- ----------------
       Name          Shares         Value          Exercisable    Unexercisable         Exercisable    Unexercisable
                     Acquired on    Realized
                     Exercise
-------------------- -------------- -------------- -------------- --------------------- -------------- ----------------
Jonathan Mara             --             --             --              200,000              --              --
-------------------- -------------- -------------- -------------- --------------------- -------------- ----------------


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a) Transactions during the last two years involving any Director or Executive Officer of the Company:

         Jonathan Mara, Chief Executive Officer of the Company, provides full time services to the Company on a contract basis through Guardian Angel Investments, Inc., a company controlled by Mr. Mara. Guardian Angel is paid $5,000 per month for services rendered.

         Jocelyn Kletter, Vice President of the Company, provides full-time consulting services to the Company on a contract basis through her company, Brand Equity Ltd. Brand Equity Ltd. is paid approximately $60,000 per year for services rendered. For the four years prior to the implementation of this consulting relationship on January 1, 1999, Ms. Kletter was an employee of the Company and Kinesys Canada.

ITEM 8.  DESCRIPTION OF SECURITIES

         The Company is authorized to issue two classes of shares, Common Stock and Preferred Stock. The total number of shares of Common Stock the Company is authorized to issue is 100,000,000 shares with a par value of $0.00001 each, of which 8,380,897 shares were issued and outstanding as of September 30, 1999. The total number of shares of Preferred Stock the Company is authorized to issue is 100,000,000 shares with a par value of $0.00001 each, of which none are issued and outstanding. Should the Company, in the future, deem it necessary or appropriate to issue Preferred Stock, the Board of Directors has the authority, under the Articles of Incorporation, to establish different series of any class of preferred stock and to determine the relative rights, preferences, privileges and limitations of each such series.

         The holders of the Common Stock are entitled to one vote per share of Common Stock in the election of directors and in each other matter coming before any vote of shareholders. Neither the Company's Articles of Incorporation nor its Bylaws provide for dividend, voting, or preemption rights. There are no provisions that would delay, defer, or prevent a change in control of the Company.

         On June 28, 1999, the Company adopted the 1999 Stock Option Plan, setting aside 900,000 Common Shares for issuance thereunder. As of July 6, 1999, the Company has granted to its employees, directors and consultants options exercisable for Company Common Stock. The exercise price for all grants to date is $1 per share; the exercise price of future grants will depend upon the market price of the Company's Common Stock on the grant date, among other factors.

         There are currently 8,380,897 shares of Company common stock issued and outstanding, which includes 6,187,635 shares designated as "free trading" and 2,193,262 shares that are classified as "restricted securities." Of these "restricted securities," none have satisfied the one-year holding period of Rule 144.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

(a)      Market information.

         The Company's common stock is traded over-the-counter on NASD'S Over the Counter Bulletin Board ("OTCBB") under the symbol "KNES". Quotations commenced in October of 1998.

         The price range of high and low bid for the Company's common stock for the periods shown is set forth below. The quotations reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions, and may not represent actual transactions.


         Period (1)               High                    Low
         ----------               -------                 -------
         Q4 - 98                  0.26                    0.15
         Q1 - 99                  0.21875                 0.15
         Q2 - 99*                 1.3125                  0.8125
         Q3 - 99                  1.75                    0.53125


(1) Calendar quarters.

*On May 4, 1999, the Company changed its trading symbol from GDCT (Goldsearch) to KNES (Kinesys)

(b)      Stockholders.

         As of June 21, 1999 there were approximately 113 shareholders of record of Kinesys Common Stock. No shares of preferred stock have been issued.

(c)      Dividends.

         The Company has never declared a cash dividend. Nevada law limits the Company's ability to pay dividends on its common stock if any such dividend would render the Company insolvent.

ITEM 2.  LEGAL PROCEEDINGS

         The Company is not a party to any pending legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         On March 29, 1999, the Company issued 4,525,000 shares of common stock pursuant to Rule 504 to certain investors for an aggregate purchase price of $45,250.

         On May 3, 1999, the Company issued 3,092,021 shares of its common stock pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, for an aggregate purchase price of $152,601.05.

         Approximately $400,000 was raised upon exercise of options to purchase 533,000 shares of Common Stock on May 30, 1999.

          In August of 1999, 564,000 shares of Common Stock were issued to three providers of advertising and promotional services in partial consideration for services rendered. The shares were exempt from registration under Section 4(2) of the Securities Act of 1933. The Company expects to enter into similar arrangements in the future.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Articles of Incorporation and Bylaws authorize the Company to indemnify its directors and officers. The Company currently does not maintain any liability insurance for its directors and officers but is currently seeking quotes for such coverage.

         Section 78.7502 of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.7502 extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful."

         Section 78.7502 of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation. To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.7502, Section 78.7502(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

         Section 78.751(1) of the NRS limits discretionary indemnification under Section 78.751(1) and 78.751(2) to situations in which either (a) the stockholders, (b) the majority of a disinterested quorum of directors, or (c) independent legal counsel determine that indemnification is proper under the circumstances. Pursuant to Section 78.751(2) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(3)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any by-law, agreement, stockholder vote or vote of disinterested directors. Section 78.751(3)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors and administrators. Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.

PART F/S

Financial Statement and Supplementary Data.

         The Company's audited consolidated financial statements for the five-month period ended June 30, 1999 and the financial statements of Kinesys Canada for the period from January 1, 1999 to May 4, 1999 and for the year ended December 31, 1998 of the Company have been examined to the extent indicated in the report by BDO Dunwoody LLP, have been prepared in accordance with generally accepted accounting principles of the United States and pursuant to the Regulation S-B as promulgated by the Securities and Exchange Commission financial statements of the Company for the year ended January 31, 1999 were audited by Williams & Webster P.S. Audited financial statements for Kinesys Canada are not available for years prior to 1998; financial statements for 1997 are included in unaudited form only.

(a)      Audited Financial Statements for Kinesys Pharmaceutical Inc.
         (Kinesys Canada).

         Auditors' Report.

         Comments by Auditors for US Readers on Canada-US Reporting Differences.

         Balance Sheets as of December 31, 1998 and May 4, 1999.

         Statements of Operations for the Years Ended December 31, 1998 and 1997 (unaudited), for the unaudited six month periods ended June 30, 1999 and 1998, and for interim period from January 1, 1999 to May 4, 1999.

         Statement of Stockholders' Equity for the years ended December 31, 1998 and 1997 (unaudited) and for the period from January 1, 1999 to May 4, 1999.

         Statements of Cash Flows for the Years Ended December 31, 1998 and 1997 (unaudited) and for the period January 1, 1999 to May 4, 1999.

         Summary of Significant Accounting Policies

         Notes to Financial Statements.

(b) Audited Consolidated Financial Statements for Kinesys Pharmaceuticals, Inc. (Kinesys U.S.)

         Auditors' Report on the Consolidated Financial Statements for the five month period ended June 30, 1999.

         Comments by Auditors for US Readers on Canada-US Reporting Differences on the consolidated financial statements for the five month period ended June 30, 1999.

         Report of Independent Accountants on the financial statements for the year ended January 31, 1999.

         Consolidated Balance Sheets as of June 30, 1999 and January 31, 1999.

         Consolidated Statements of Operations for Five month periods ended June 30, 1999 and 1998 (unaudited), and for year ended January 31, 1999.

         Consolidated Statements of Stockholders' Equity for five month period ended June 30, 1999 and for the year ended January 31, 1999.

         Consolidated Statements of Cash Flows for five month period ended June 30, 1999 and 1998 (unaudited), and for the year ended January 31, 1999.

         Summary of Significant Accounting Policies.

         Notes to Consolidated Financial Statements.

(c)      Pro Forma Financial Statements

                             KINeSYS PHARMACEUTICAL INC.
                             FINANCIAL STATEMENTS
                             MAY 4, 1999
                             (EXPRESSED IN US DOLLARS)

                             KINeSYS PHARMACEUTICAL INC.
                             FINANCIAL STATEMENTS
                             MAY 4, 1999
                             (EXPRESSED IN US DOLLARS)


                                                                                                           CONTENTS
-------------------------------------------------------------------------------------------------------------------

AUDITORS' REPORT                                                                                          25

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA -
  U.S. REPORTING DIFFERENCES                                                                              26

FINANCIAL STATEMENTS

    Balance Sheets                                                                                        27

    Statements of Operations                                                                              28

    Statements of Stockholders' Deficit                                                                   29

    Statements of Cash Flows                                                                              30

    Summary of Significant Accounting Policies                                                       31 - 33

    Notes to Financial Statements                                                                    34 - 39


                                                                AUDITORS' REPORT


TO THE STOCKHOLDERS OF
KINeSYS PHARMACEUTICAL INC.

We have audited the Balance Sheets of KINeSYS Pharmaceutical Inc. as at May
4, 1999 (acquisition date) and December 31, 1998 and the Statements of Operations, Stockholders' Deficit and Cash Flows for the period from January 1, 1999 to May 4, 1999 (acquisition date) and for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 4, 1999 and December 31, 1998 and the results of its operations and its cash flows for the period from January 1, 1999 to May 4, 1999 and for the year ended December 31, 1998 in accordance with accounting principles generally accepted in the United States.

/s/ BDO Dunwoody LLP

CHARTERED ACCOUNTANTS
Vancouver, Canada
July 23, 1999

                                           COMMENTS BY AUDITORS FOR U.S. READERS
                                            ON CANADA-U.S. REPORTING DIFFERENCES


TO THE STOCKHOLDERS OF
KINeSYS PHARMACEUTICAL INC.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the stockholders dated July 23, 1999 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.



BDO DUNWOODY LLP

CHARTERED ACCOUNTANTS
Vancouver, Canada
July 23, 1999

                                                     KINeSYS PHARMACEUTICAL INC.
                                                                  BALANCE SHEETS
                                                       (EXPRESSED IN US DOLLARS)


                                                                                     May 4       December 31
                                                                                  1999 (a)              1998
------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT
    Cash                                                                  $         4,851   $         1,759
    Accounts receivable, net                                                       43,835             7,098
    Inventories (Note 2)                                                          107,431           126,807
    Prepaid expenses                                                               13,481             2,782
                                                                          ----------------------------------
  -                                                                               169,598           138,446

FIXED ASSETS (Note 3)                                                              31,359            33,164
                                                                          ----------------------------------

                                                                          $       200,957   $       171,610
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' DEFICIT

LIABILITIES

CURRENT
    Accounts payable and accrued liabilities                              $       331,424   $       216,189
    Loans payable (Note 4)                                                              -            28,340
                                                                          ----------------------------------
                                                                                  331,424           244,529
                                                                          ----------------------------------

STOCKHOLDERS' DEFICIT
    Share capital
      Authorized
         10,000,000   Preferred shares, no par value of which the
                      first series consists of 2,000,000 Series A
                      preferred shares, no par value, redeemable
                      and convertible
        100,000,000   Common shares, no par value
        Issued
          1,861,978   Series A Preferred shares
                       (1998 - 1,861,978)                                         449,067           449,067
          7,292,971   Common shares (1998 - 5,639,638)                            359,220           348,225
                                                                          ----------------------------------
                                                                                  808,287           797,292

    Additional paid-in capital                                                    950,730           950,730
    Accumulated other comprehensive income -
        foreign currency translation adjustment                                    17,558            29,385
    Accumulated deficit                                                        (1,907,042)       (1,850,326)
                                                                          ----------------------------------
                                                                                 (130,467)          (72,919)
                                                                          ----------------------------------
                                                                          $       200,957   $       171,610
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------


(a)      Acquisition date by Goldsearch Corporation (Note 13)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                     KINeSYS PHARMACEUTICAL INC.
                                                        STATEMENTS OF OPERATIONS
                                                       (EXPRESSED IN US DOLLARS)


                                           JUNE 30  January 1, 1999    December 31       June 30   December 31
                                              1999               to           1998          1998          1997
For the periods                      (6 MONTHS)(b)  May 4, 1999 (a)    (12 Months)    (6 Months)   (12 Months)
--------------------------------------------------------------------------------------------------------------
                                       (Unaudited)                                   (Unaudited)   (Unaudited)
SALES                                $    127,649    $     74,793    $    622,930  $    621,735  $    167,170

COST OF SALES                              41,721          26,902         255,578       250,116        80,800

                                           85,928          47,891         367,352       371,619        86,370

EXPENSES
    Advertising and promotion              67,931          17,270         237,431       195,434       137,979
    Bad debts                               4,808               -           4,588         3,149         1,635
    Bank charges and interest               5,213             296          11,589         4,213         4,349
    Commissions                             3,431               -          73,398        73,810        18,592
    Consulting fees                        45,530          31,823          66,398        36,477        48,743
    Depreciation                            5,129           3,653          10,631         7,149        12,358
    Insurance                                 878             673           3,335         1,072         2,309
    Interest                                2,144           2,127          28,380        27,851             -
    Licenses and dues                       4,643           3,731          15,586         5,425         5,598
    Office supplies                        11,174           6,299          28,639        27,355        20,957
    Professional fees                      28,860          15,169          38,668        10,789        29,585
    Rent                                    7,238           3,748          18,797         9,189        18,498
    Repairs and maintenance                 1,759             405           6,502           495         4,924
    Research and development                    -               -               -             -        25,520
    Salaries and benefits                  25,534           7,491         104,194        56,214       118,298
    Stock option compensation (Note 6)          -               -         257,269             -             -
    Telephone and utilities                 5,616           4,346          10,664         6,404        10,998
    Trade shows                             6,367           1,912          33,938        21,551        18,970
    Travel                                 10,887           5,664          38,609        18,457        25,966
                                     -------------------------------------------------------------------------
                                          237,142         104,607         988,616       505,034       505,279
                                     -------------------------------------------------------------------------

LOSS BEFORE EXTRAORDINARY ITEM           (151,214)       (56,716)        (621,264)     (133,415)     (418,909)

EXTRAORDINARY ITEM
    Gain on debt restructuring (Note 7)         -               -          59,203             -       179,816

LOSS FOR THE PERIOD                  $   (151,214)   $   (56,716)    $   (562,061) $   (133,415) $   (239,093)
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

BASIC AND DILUTED LOSS PER SHARE:
   Before extraordinary item         $      (0.02)   $     (0.01)    $      (0.13) $      (0.03) $      (0.09)
   Extraordinary item                           -               -            0.01             -          0.04

   After extraordinary item          $      (0.02)   $     (0.01)    $      (0.12) $      (0.03) $      (0.05)
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE COMMON SHARES          6,754,039      6,506,304        4,847,706     4,432,503     4,432,503
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------


(a) Acquisition date by Goldsearch Corporation (Note 13)
(b) Detailed for comparative purposes only; results include post-acquisition operations, but do not reflect acquisition adjustments

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                     KINeSYS PHARMACEUTICAL INC.
                                             STATEMENTS OF STOCKHOLDERS' DEFICIT
                                                       (EXPRESSED IN US DOLLARS)



                                                                        ADDITIONAL                   FOREIGN CURRENCY          TOTAL
                                  COMMON SHARES         PREFERRED SHARES   PAID-IN      ACCUMULATED       TRANSLATION  STOCKHOLDERS'
                               ------------------      -----------------
                               NUMBER      AMOUNT      NUMBER     AMOUNT   CAPITAL          DEFICIT        ADJUSTMENT        DEFICIT
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1997
  (unaudited)               4,432,503   $ 154,041           -  $       -   $       -   $(1,049,172)   $             -   $  (895,131)
Shares issued for cash              -           -   1,570,000    365,269           -             -                  -       365,269
Net loss                            -           -           -          -           -      (239,093)                 -      (239,093)
                            --------------------------------------------------------------------------------------------------------

Balance, January 1, 1998    4,432,503     154,041   1,570,000    365,269           -    (1,288,265)                 -      (768,955)

Shares issued for cash        217,009      35,323     291,978     83,798           -             -                  -       119,121
Shares issued on
    conversion of debt        990,126     158,861           -          -           -             -                  -       158,861
Forgiveness of
  stockholders' loans               -           -           -          -     693,461             -                  -       693,461
  (Note 5)
Grant of options to
  employees and directors           -           -           -          -     257,269             -                  -       257,269
  (Note 6)
------------------------------------------------------------------------------------------------------------------------------------
                            5,639,638     348,225   1,861,978    449,067     950,730    (1,288,265)                 -       459,757
                            --------------------------------------------------------------------------------------------------------

Net loss                            -           -           -          -           -      (562,061)                 -      (562,061)
Change in unrealized gains          -           -           -          -           -             -             29,385        29,385
                            --------------------------------------------------------------------------------------------------------
  Total comprehensive loss                                                                (562,061)            29,385      (532,676)
                            --------------------------------------------------------------------------------------------------------
Balance, December 31, 1998  5,639,638     348,225   1,861,978    449,067     950,730    (1,850,326)            29,385       (72,919)

Shares issued on
  exercise of stock options 1,653,333      10,995           -          -           -             -                  -        10,995
------------------------------------------------------------------------------------------------------------------------------------
                            7,292,971     359,220   1,861,978    449,067     950,730    (1,850,326)            29,385       (61,924)
                            --------------------------------------------------------------------------------------------------------
Net loss                            -           -           -          -           -       (56,716)                 -       (56,716)
Change in unrealized gains          -           -           -          -           -             -            (11,827)      (11,827)
                            --------------------------------------------------------------------------------------------------------
  Total comprehensive loss          -           -           -          -           -       (56,716)           (11,827)      (68,543)
                            --------------------------------------------------------------------------------------------------------
Balance, May 4, 1999 (a)    7,292,971   $ 359,220   1,861,978  $ 449,067   $ 950,730   $(1,907,042)   $        17,558   $  (130,467)



(a) Acquisition date by Goldsearch Corporation (Note 13)


The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                     KINeSYS PHARMACEUTICAL INC.
                                                        STATEMENTS OF CASH FLOWS
                                                       (EXPRESSED IN US DOLLARS)


                                                        JANUARY 1, 1999        December 31       December 31
                                                                     TO               1998              1997
FOR THE PERIODS                                         MAY 4, 1999 (a)        (12 Months)       (12 Months)
------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
    Net loss for the period                            $       (56,716)    $     (562,061)    $    (239,093)
    Items not involving cash
        Depreciation of fixed assets                             3,653             10,631            12,358
        Stock option compensation                                    -            257,269                 -
        Gain on debt restructuring                                   -            (59,203)         (179,816)
    (Increase)/decrease in assets
        Accounts receivable                                    (34,989)            25,181           (25,208)
        Inventories                                             25,991             11,159          (103,988)
        Prepaid expenses                                       (10,150)               925            (1,313)
    Increase/(decrease) in liabilities
        Accounts payable and accrued liabilities                98,561            266,210            54,540
        Customer deposits                                            -            (44,304)           47,461
-----------------------------------------------------
                                                                26,350            (94,193)         (435,059)
-----------------------------------------------------

INVESTING ACTIVITIES
    Purchase of capital assets                                  (1,848)           (11,663)          (18,162)
-----------------------------------------------------

FINANCING ACTIVITIES
    Payment of  creditor protection amounts                          -            (34,586)                -
    Issuance of common shares                                   10,995             35,323                 -
    Issuance of preferred shares                                     -             83,798           365,269
    Loans payable                                              (28,340)            28,340            81,132
    Bank indebtedness                                                -             (6,847)            6,820
-----------------------------------------------------

                                                               (17,345)           106,028           453,221
-----------------------------------------------------

EFFECT OF EXCHANGE RATE ON CASH                                 (4,065)             1,186                 -
-----------------------------------------------------

INCREASE IN CASH DURING THE PERIOD                               3,092              1,759                 -

CASH, beginning of period                                        1,759                  -                 -
-----------------------------------------------------

CASH, end of period                                    $         4,851     $        1,759     $           -
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL INFORMATION

Non cash financing activities:
    Conversion of  debt to common shares               $             -     $      158,861     $           -
    Forgiveness of shareholder loans                   $             -     $      693,461     $           -

Interest paid                                          $         2,423     $       39,969     $       4,349
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------


(a)   Acquisition date by Goldsearch Corporation (Note 13)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

---------------------------------------------------------------------

                                                    KINeSYS PHARMACEUTICAL INC.
                                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                                                      (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE SIX-MONTH PERIODS ENDED
JUNE 30, 1999 AND 1998 AND THE YEAR ENDED DECEMBER 31, 1997 IS UNAUDITED
---------------------------------------------------------------------

BASIS OF PRESENTATION

These financial statements are stated in US dollars and are prepared in accordance with accounting principles generally accepted in the United States. The previous fiscal year end of the Company was December 31 and the Company has changed its year end to June 30, effective in 1999.

UNAUDITED INTERIM
FINANCIAL STATEMENTS

In the opinion of the Company's management, the Statement of Operations for the six-month periods ended June 30, 1999 and 1998 contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein. Results for interim periods are not necessarily indicative of the results to be expected for an entire fiscal year. It is suggested that financial statements for these periods be read in conjunction with audited annual financial statements and notes thereto as of and for the year ended December 31, 1998.

REVENUE RECOGNITION

Sales are recorded upon shipment to third parties and net of returned product.

INVENTORIES

Inventories are stated at the lower of cost and net realizable value. Cost is generally determined on a weighted average basis.

FIXED ASSETS

Fixed assets are recorded at cost. Depreciation is computed based on the estimated useful lives of the assets as follows:

Computers                              -    30% declining-balance basis
Furniture and fixtures, equipment and
  molds and dies                       -    20% declining-balance basis


Leasehold improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

FOREIGN CURRENCY
TRANSLATION

The Company conducts its business primarily from its offices in Richmond, British Columbia, Canada and, therefore, a substantial portion of its business is conducted in Canadian currency. Canadian currency is considered the functional currency. The Company is now a subsidiary of a US company in the process of registering its securities with the Securities Exchange Commission ("SEC") in the United States (Note 13) and, as such, the US dollar is used as the reporting currency.

Assets and liabilities of the Company are translated at the exchange rate in effect at each period end. Income statement accounts are translated at the average rate of exchange prevailing during the periods. Translation adjustments arising from the use of differing exchange rates from period to period are included in Stockholders' Deficit as an accumulated foreign currency translation adjustment.

---------------------------------------------------------------------

                                                    KINeSYS PHARMACEUTICAL INC.
                         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
                                                      (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE SIX-MONTH PERIODS ENDED
JUNE 30, 1999 AND 1998 AND THE YEAR ENDED DECEMBER 31, 1997 IS UNAUDITED
---------------------------------------------------------------------

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, loans payable, and advances from shareholders. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted, since they are short term in nature or they are receivable or payable on demand.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

INCOME TAXES

The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse.

LOSS PER SHARE

Loss per share is computed in accordance with SFAS No. 128, "Earnings per Share". Basic loss per share is calculated by dividing the net loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity, similar to fully diluted earnings per share. In loss periods, dilutive common share equivalents are excluded as the effect would be anti-dilutive. Basic and diluted earnings per share are the same for the periods presented.

For the period from January 1, 1999 to May 4, 1999, the six-month periods ended June 30, 1999 and 1998, and for the years ended December 31, 1998 and 1997, total stock options of Nil, Nil, Nil, 1,778,833 and Nil respectively were not included in the computation of diluted earnings per share because their effect was anti-dilutive.

--------------------------------------------------------------------------------
                                                     KINeSYS PHARMACEUTICAL INC.
                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
                                                       (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE SIX-MONTH PERIODS ENDED
JUNE 30, 1999 AND 1998 AND THE YEAR ENDED DECEMBER 31, 1997 IS UNAUDITED
--------------------------------------------------------------------------------

RESEARCH AND
DEVELOPMENT

Research and development costs are expensed as incurred.

STOCK BASED
COMPENSATION

The Company applies Accounting Principles Board ("APB") 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options. Under APB 25, compensation cost is recognized for stock options granted at prices below the market price of the underlying common stock on the date of grant.

SFAS No. 123, "Accounting for Stock-Based Compensation", requires the Company to provide pro-forma information regarding net income as if compensation cost for the Company's stock options had been determined in accordance with the fair value based method prescribed in SFAS No. 123.

NEW ACCOUNTING
PRONOUNCEMENTS

In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities on the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standards on July 1, 2000 to affect its financial statements

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 was effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. Adoption of this standard did not have a material affect on the financial statements.

--------------------------------------------------------------------------------
                                                     KINeSYS PHARMACEUTICAL INC.
                                                   NOTES TO FINANCIAL STATEMENTS
                                                       (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE SIX-MONTH PERIODS ENDED
JUNE 30, 1999 AND 1998 AND THE YEAR ENDED DECEMBER 31, 1997 IS UNAUDITED
--------------------------------------------------------------------------------

1.   NATURE OF BUSINESS AND CONTINUED OPERATIONS

     The Company was incorporated in the Province of British Columbia, Canada in December 1993 and is engaged in selling cosmoceutical products for active individuals and athletes to wholesalers, distributors, retailers and the general public. The three main product lines include: suncare, treatment, and daily use products. Customers are located in Canada and the United States.

     These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As at May 4, 1999 the Company has posted overall operating losses since inception and had an accumulated deficit of $1,907,042. Negative working capital at May 4, 1999 totaled $161,826. The continuation of the Company is dependent upon the continuing financial support of creditors and its new parent company and obtaining long-term financing as well as achieving a profitable level of operations. Management's plan in this regard involve the Company's parent raising equity capital to finance the operations and capital requirements of the Company. It is management's intention that the Parent will raise approximately US$1.2 million within the upcoming year. Amounts raised will be used to develop a US focus for marketing arrangements, to enhance the Company's e-commerce ability through its website, to provide financing for the purchase and manufacture of inventories and for other working capital purposes including operational systems upgrades. While the Company is expending its best efforts to achieve the above plans, there is not assurance that any such activity will generate funds that will be available for operations.

     These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

--------------------------------------------------------------------------------

2.   INVENTORIES


                                                     MAY 4       December 31
                                                      1999              1998
                                          ----------------------------------
      Packaging                           $        10,652   $        10,050
      Finished goods                               96,779           116,757
                                          ----------------------------------
                                          $       107,431   $       126,807
                                          ----------------------------------
                                          ----------------------------------


--------------------------------------------------------------------------------
                                                     KINeSYS PHARMACEUTICAL INC.
                                                   NOTES TO FINANCIAL STATEMENTS
                                                       (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE SIX-MONTH PERIODS ENDED
JUNE 30, 1999 AND 1998 AND THE YEAR ENDED DECEMBER 31, 1997 IS UNAUDITED
--------------------------------------------------------------------------------

3.    FIXED ASSETS


                                                                                        MAY 4    December 31
                                                                                         1999           1998
                                               -------------------------------------------------------------
                                                                 ACCUMULATED         NET BOOK       Net Book
                                                      COST      DEPRECIATION            VALUE          Value
                                               -------------------------------------------------------------
      Computers                                $     21,730     $    16,056     $      5,674   $      7,244
      Furniture and fixtures                         21,841           7,326           14,515         14,542
      Warehouse equipment                             1,820             945              875            901
      Molds and dies                                 22,284          11,989           10,295         10,477
                                               -------------------------------------------------------------
                                               $     67,675     $    36,316     $     31,359   $     33,164
                                               -------------------------------------------------------------
                                               -------------------------------------------------------------


--------------------------------------------------------------------------------

4.    LOANS PAYABLE

      The balance at December 31, 1998 included a $10,382 loan with interest at 10% per annum and collateralized by equipment, an unsecured loan of $15,481 with interest at 3.25% per month and advances from former stockholders of the Company of $2,477 on a non-interest bearing basis. All loans were due on demand and were fully paid in 1999.

--------------------------------------------------------------------------------

5.    FORGIVENESS OF STOCKHOLDERS' LOANS

      Loans from two former stockholders of the Company were forgiven during 1998. The loans had no specific repayment terms and did not bear interest.

---------------------------------------------------------------------

                                                    KINeSYS PHARMACEUTICAL INC.
                                                  NOTES TO FINANCIAL STATEMENTS
                                                      (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE SIX-MONTH PERIODS ENDED
JUNE 30, 1999 AND 1998 AND THE YEAR ENDED DECEMBER 31, 1997 IS UNAUDITED
---------------------------------------------------------------------

6.    SHARE CAPITAL

      a) The Series A Preferred Shares contain voting rights and are redeemable at the Company's option at the carrying value. The preferred shares also contain a conversion option that allows a holder to convert one Series A share for one common share of the Company.

      b) There is no formal stock option plan. The Company had outstanding options for the purchase of common shares, all of which were fully vested, as follows (exercise prices are stated in Canadian Dollars):


                                                     Exercise Price    Exercise Price    Exercise Price    Exercise Price
                                                              $0.01             $0.01            $0.333             $0.65
                                                              -----             -----            ------             -----
Balance, January 1, 1998                                          -                 -                 -                 -
Granted during the year to directors and employees          140,000         1,533,333           100,000             5,000
Exercised during the year                                         -                 -                 -                 -
                                                     ---------------------------------------------------------------------

Balance, December 31, 1998                                  140,000         1,533,333           100,000             5,000
Exercised during the period                               (120,000)       (1,533,333)                 -                 -
Cancelled during the period                                (20,000)                 -         (100,000)           (5,000)
                                                     ---------------------------------------------------------------------

Balance, May 4, 1999                                              -                 -                 -                 -
                                                     ---------------------------------------------------------------------

Expiry Date:                                          Dec. 31, 1999     Dec. 31, 2002     Dec. 31, 1999     Dec. 31, 1999


           There were no options granted during the period from January 1, 1999 to May 4, 1999. The weighted average exercise price of options granted in 1998 was CDN$0.03.

           The Company applies Accounting Principles Board ("APB") 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options. Under APB 25, the 1998 compensation expense of $257,269 related to the grant of options to employees and directors consisting of the difference between the exercise price and the market value of the Company's common stock at the grant date.

           Pro-forma information regarding Net Loss and Loss per Share is required under SFAS 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS No. 123. The weighted average fair value of options granted in 1998 was CDN$0.22. The fair value of these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following assumptions: no dividends, a risk-free interest rate of 5.69%, volatility factor of the expected market price of the Company's common stock of 0.001% and a weighted average expected life of the options of 12 months.

           Under the accounting provisions of SFAS No. 123, the Company's loss per share on a pro-forma basis would be unchanged for the period from January 1, 1999 to May 4, 1999 and for the year ended December 31, 1998.

---------------------------------------------------------------------

                                                    KINeSYS PHARMACEUTICAL INC.
                                                  NOTES TO FINANCIAL STATEMENTS
                                                      (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE SIX-MONTH PERIODS ENDED
JUNE 30, 1999 AND 1998 AND THE YEAR ENDED DECEMBER 31, 1997 IS UNAUDITED
---------------------------------------------------------------------

6.    SHARE CAPITAL - CONTINUED

      On February 28, 1999, options were exercised for 1,653,333 common shares at a price of CDN$0.01 per share. The Company cancelled all the remaining unexercised stock options and as at May 4, 1999 there were no outstanding stock options.

---------------------------------------------------------------------

7.    GAIN ON DEBT RESTRUCTURING

      In 1996 the Company filed a Notice of Intent to make a proposal under the Bankruptcy and Insolvency Act. Under the proposal, the unsecured creditors of the day were paid 50% of amounts owing. This proposal was accepted by the courts in February 1997 and all repayments were made by the end of 1998. In 1997 the Company settled all amounts payable with a waiver by the creditors of an amount of $179,816 which was recognized as an extraordinary item. In 1998, a further $59,203 was waived and also treated as an extraordinary item.

---------------------------------------------------------------------

8.    RELATED PARTY TRANSACTIONS

      Related party transactions not disclosed elsewhere in these financial statements are as follows:

      a) The Company signed a three year contract with an investment company, which is owned by a stockholder of the Company's parent, for the provision of financial and management services at a monthly fee of CDN$5,000. The Company paid fees under terms of this contract as follows:

           Six months ended June 30, 1999                            $   20,114
           Period from January 1, 1999 to May 4, 1999                $   13,300
           Year ended December 31, 1998                              $   19,800
           Six months ended June 30, 1998                            $       -
           Year ended December 31, 1997                              $       -

           The contract expires in July, 2002.

---------------------------------------------------------------------

                                                    KINeSYS PHARMACEUTICAL INC.
                                                  NOTES TO FINANCIAL STATEMENTS
                                                      (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE SIX-MONTH PERIODS ENDED
JUNE 30, 1999 AND 1998 AND THE YEAR ENDED DECEMBER 31, 1997 IS UNAUDITED
---------------------------------------------------------------------

8.    RELATED PARTY TRANSACTIONS - CONTINUED


      b) The Company also paid fees to a consulting company, which is owned by two stockholders of the Company's parent, for the provision of consulting services as follows:

           Six months ended June 30, 1999                            $   20,114
           Period from January 1, 1999 to May 4, 1999                $   13,300
           Year ended December 31, 1998                              $       -
           Six months ended June 30, 1998                            $       -
           Year ended December 31, 1997                              $       -

      Related party transactions are recorded at the exchange amount, being the amount of consideration established and agreed to by the related parties.
---------------------------------------------------------------------

9.    INCOME TAXES

      At May 4, 1999 the Company had deferred tax assets of approximately $530,000 (December 31, 1998 - $500,000) principally arising from net operating losses carried forward in Canada. As management of the Company cannot determine if it is more likely than not that the Company will receive the benefit of this asset, a valuation allowance equal to the deferred tax asset has been established at May 4, 1999 and December 31, 1998. The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgement about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

      At May 4, 1999, the Company had losses available for Canadian income tax purposes of approximately $1,180,000. These losses expire in the Company's fiscal years as follows:

                                      2000        $  100,000
                                      2001        $  460,000
                                      2002        $   37,000
                                      2003        $  181,000
                                      2004        $  345,000
                                      2005        $   57,000


---------------------------------------------------------------------

                                                    KINeSYS PHARMACEUTICAL INC.
                                                  NOTES TO FINANCIAL STATEMENTS
                                                      (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE SIX-MONTH PERIODS ENDED
JUNE 30, 1999 AND 1998 AND THE YEAR ENDED DECEMBER 31, 1997 IS UNAUDITED
---------------------------------------------------------------------

10.   SEGMENTED INFORMATION

      For the six-month period ended June 30, 1999, approximately $4,000 (May 4, 1999 - $7,847; December 31, 1998 - $380,000; June 30, 1998 - 375,000;
      December 31, 1997 - $nil) of the Company's sales were made to customers in the United States. The remainder of sales were made to Canadian customers.

---------------------------------------------------------------------

11.   COMMITMENT

      Beginning at such time as the Company achieves annual gross revenue in North America of CDN$1,000,000, the Company will be subject to a Royalty Agreement which will require payment of 2.5% of gross North American revenues in excess of CDN$1,000,000. The agreement will expire upon payment of an aggregate royalty of CDN$1,250,000 before October 1, 2001 or CDN$1,500,000 thereafter. Management is presently attempting to renegotiate this agreement.

---------------------------------------------------------------------

12.   SALES AND CREDIT CONCENTRATION

      For the six months ended June 30, 1999 and for the period from January 1, 1999 to May 4, 1999, approximately 22% of sales is represented by one customer. Accounts receivable from this customer was $Nil at the respective period end dates.

      For the year ended December 31, 1998, approximately 81% of sales is represented by sales to two customers individually comprising 59% and 22% of sales for the year.

      Accounts receivable from these customers at December 31, 1998 was $Nil.

---------------------------------------------------------------------

13.   ACQUISITION

      On May 4, 1999, the Company's stockholders entered into a share exchange agreement, with Goldsearch Corporation ("Goldsearch"), a Nevada company incorporated on February 7, 1998. The acquisition resulted in Goldsearch acquiring all of the Company's issued and outstanding common and preferred shares. The agreement resulted in the Company becoming a subsidiary of Goldsearch. Goldsearch subsequently changed its name to "KINeSYS Pharmaceuticals, Inc." and is in the process of registering its securities with the SEC in the United States.

                                            KINeSYS PHARMACEUTICALS, INC.
                                            CONSOLIDATED FINANCIAL STATEMENTS
                                             JUNE 30, 1999
                                            (EXPRESSED IN US DOLLARS)

                                            KINeSYS PHARMACEUTICALS, INC.
                                            CONSOLIDATED FINANCIAL STATEMENTS
                                             JUNE 30, 1999
                                            (EXPRESSED IN US DOLLARS)






                                                                       CONTENTS
-------------------------------------------------------------------------------

AUDITORS' REPORT                                                   42

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA -
  U.S. REPORTING DIFFERENCES                                       43

REPORT OF INDEPENDENT ACCOUNTANTS ON THE FINANCIAL
   STATEMENTS FOR THE YEAR ENDED JANUARY 31, 1999.                 44

CONSOLIDATED FINANCIAL STATEMENTS

    Balance Sheets                                                 45

    Statements of Operations                                       46

    Statements of Stockholders' Equity                             47

    Statements of Cash Flows                                       48

    Summary of Significant Accounting Policies                49 - 52

    Notes to the Financial Statements                         53 - 59

-------------------------------------------------------------------------------




                                                               AUDITORS' REPORT
-------------------------------------------------------------------------------

TO THE STOCKHOLDERS OF
KINeSYS PHARMACEUTICALS, INC.

We have audited the Consolidated Balance Sheet of KINeSYS Pharmaceuticals, Inc. as at June 30, 1999 and the Consolidated Statements of Operations, Stockholders' Equity and Cash Flows for the five-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1999 and the results of its operations and its cash flows for the five-month period then ended in accordance with accounting principles generally accepted in the United States.

/s/ BDO Dunwoody LLP


CHARTERED ACCOUNTANTS
Vancouver, Canada
July 23, 1999

-------------------------------------------------------------------------------



                                          COMMENTS BY AUDITORS FOR U.S. READERS
                                           ON CANADA-U.S. REPORTING DIFFERENCES
-------------------------------------------------------------------------------

TO THE STOCKHOLDERS OF
KINeSYS PHARMACEUTICALS, INC.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the stockholders dated July 23, 1999 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP


CHARTERED ACCOUNTANTS
Vancouver, Canada
July 23, 1999

Mr. Joe Cheung, President/Director
Goldsearch Corporation.
13109 East 63rd Avenue
Vancouver, British Columbia
Canada V5S 2G9
INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Goldsearch Corporation (a development stage company) as of January 31, 1999 and the related statements of comprehensive income (loss) and accumulated deficit, cash flows, and stockholders' equity (deficit) for the period from February 18, 1998 (inception) to January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goldsearch Corporation as of January 31, 1999, and the results of its operations and its cash flows for the period from February 18, 1998 (inception) to January 31, 1999, in conformity with generally accepted accounting principles.

As discussed in Note 2, the Company has been in the development stage since its inception on February 18, 1998. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
Spokane, Washington
April 6, 1999

-------------------------------------------------------------------------------
                                                  KINeSYS PHARMACEUTICALS, INC.
                                                    CONSOLIDATED BALANCE SHEETS
                                                      (EXPRESSED IN US DOLLARS)

                                                                     JUNE 30          January 31
                                                                        1999                1999
------------------------------------------------------------------------------------------------
ASSETS

CURRENT
    Cash                                                          $  109,481           $      69
    Accounts receivable,  net                                         34,640                   -
    Inventories (Note 3)                                             112,061                   -
    Prepaid expenses                                                  18,936                 536
                                                                  ------------------------------
                                                                     275,118                 605

FIXED ASSETS (Note 4)                                                 29,340                   -
GOODWILL (Note 5)                                                    707,324                   -
                                                                  ------------------------------
                                                                  $1,011,782           $     605
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

LIABILITIES

CURRENT
    Accounts payable and accrued liabilities                      $  174,291           $   2,098
                                                                  ------------------------------
STOCKHOLDERS' EQUITY (DEFICIT)
    Share capital
      Authorized
        100,000,000   Preferred shares, par value $0.00001
        100,000,000   Common shares, par value $0.00001
      Issued
          8,380,897   Common shares (January 31, 1999 -
                       270,876 post-consolidation common
                       shares)                                            84                  68

    Additional paid-in capital                                     1,195,279             149,046
    Stock subscription receivable                                          -              (3,888)
    Accumulated deficit                                             (370,312)           (147,265)
    Accumulated other comprehensive income -
      foreign currency transaction adjustment                         12,440                 546
                                                                  ------------------------------
                                                                     837,491              (1,493)
                                                                  ------------------------------
                                                                  $1,011,782           $     605
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

     The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

-------------------------------------------------------------------------------
                                                  KINeSYS PHARMACEUTICALS, INC.
                                          CONSOLIDATED STATEMENTS OF OPERATIONS
                                                      (EXPRESSED IN US DOLLARS)

                                                                                          For the period
                                                                                         from February 17,
                                                        For the five-month periods            1998
                                                               ended June 30,            (incorporation)
                                                        --------------------------        to January 31,
                                                            1999            1998              1999
                                                                        (Unaudited)
-------------------------------------------------------------------------------------------------------
SALES                                                   $   52,856        $      -         $       -

COST OF SALES                                               14,819               -                 -
                                                        --------------------------------------------
                                                            38,037               -                 -
                                                        --------------------------------------------
EXPENSES
    Advertising and promotion                               50,661               -                 -
    Amortization of goodwill                                24,391               -                 -
    Depreciation                                             1,476              38                 -
    Bad debts                                                4,808               -                 -
    Bank charges and interest                                4,918               -                 -
    Commissions                                              3,431               -                 -
    Consulting fees                                         13,707           9,000            28,000
    Financing arrangement fee (Note 6)                      45,250               -                 -
    Insurance                                                  204               -                 -
    Interest                                                    18               -                 -
    Investor relations                                           -           3,493            20,708
    Licenses and dues                                          912               -                 -
    Office                                                  11,687           3,376             7,423
    Professional fees                                       65,789          15,542            24,791
    Rent                                                     3,490           6,000            20,838
    Repairs and maintenance                                  1,354               -                 -
    Salaries and benefits                                   18,043               -                 -
    Telephone and utilities                                  1,270           2,208             5,301
    Trade shows                                              4,454               -                 -
    Travel                                                   5,221               -                 -
                                                        --------------------------------------------
                                                           261,084          38,657           107,061
                                                        --------------------------------------------
LOSS BEFORE DISCONTINUED OPERATIONS                       (223,047)        (38,657)         (107,061)
LOSS ON DISCONTINUED OPERATIONS (Note 7)                         -         (24,189)          (40,204)
                                                        --------------------------------------------
NET LOSS FOR THE PERIOD                                 $ (223,047)       $(62,846)        $(147,265)
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
BASIC AND DILUTED LOSS PER SHARE
   Before discontinued operations                       $    (0.05)       $  (0.15)        $   (0.40)
   Discontinued operations                                       -           (0.09)            (0.16)
                                                        --------------------------------------------
   After discontinued operations                        $    (0.05)       $  (0.24)        $   (0.56)
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON SHARES                           4,161,818         262,700           265,183
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------


     The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                 KINeSYS PHARMACEUTICALS, INC.
                               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                     (EXPRESSED IN US DOLLARS)

-------------------------------------------------------------------------------


                                                                 STOCK                           FOREIGN
                                                   ADDITIONAL     SUB-                           CURRENCY          TOTAL
                                  COMMON SHARES     PAID-IN    SCRIPTIONS    ACCUMULATED       TRANSLATION      STOCKHOLDERS'
                                NUMBER     AMOUNT   CAPITAL    RECEIVABLE      DEFICIT      ADJUSTMENT(DEFICIT)    EQUITY
------------------------------------------------------------------------------------------------------------------------------

Issuance of common stock
  for cash:


  - in February 1998
    at $0.0001 and
    $0.00001 per share         6,000,000    $  60   $       54   $      -    $         -        $         -        $      114


  - in July 1998 through
    January 1999 at              718,500        7      143,693     (3,888)             -                  -           139,812
    $0.20 per share

  - in January 1999
    at $0.10 per share            53,000        1        5,299          -              -                  -             5,300
------------------------------------------------------------------------------------------------------------------------------
                               6,771,500       68      149,046     (3,888)             -                  -           145,226
------------------------------------------------------------------------------------------------------------------------------
Net loss for the year                  -        -            -          -       (147,265)                 -          (147,265)

Change in unrealized gains             -        -            -          -              -                546               546
------------------------------------------------------------------------------------------------------------------------------
  Total comprehensive loss                                                      (147,265)               546          (146,719)
------------------------------------------------------------------------------------------------------------------------------


Balance, January 31, 1999      6,771,500       68      149,046     (3,888)      (147,265)               546            (1,493)

25 for 1 share consolidation  (6,500,624)     (65)          65          -              -                  -                 -


Stock subscription receipt             -        -            -      3,888              -                  -             3,888

Issuance of common stock
  for cash in April 1999
  at $0.01 per common share    4,525,000       45       45,205          -              -                  -            45,250


Shares issued on May 4, 1999
  for acquisition of
  subsidiary, valued at
  $0.197 per share  (Note 2)   3,052,021       31      601,218          -              -                  -           601,249


Shares issued on exercise
  of warrants                    533,000        5      399,745          -              -                  -           399,750
------------------------------------------------------------------------------------------------------------------------------
                               8,380,897       84    1,195,279          -       (147,265)               546         1,048,644
------------------------------------------------------------------------------------------------------------------------------


Net loss for the period                -        -            -          -       (223,047)                 -          (223,047)
Change in unrealized gains             -        -            -          -              -             11,894            11,894
------------------------------------------------------------------------------------------------------------------------------
  Total comprehensive loss                                                      (223,047)            11,894          (211,153)
------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1999         8,380,897    $  84   $1,195,279    $     -    $  (370,312)       $    12,440        $  837,491


The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                KINeSYS PHARMACEUTICALS, INC.
                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                    (EXPRESSED IN US DOLLARS)



                                                                                            For the period
                                                                     For the five months     from February
                                                                           ended                  17, 1998
                                                                          June 30           (incorporation)
                                                                 -----------------------     to January 31
                                                                  1999             1998          1999
-----------------------------------------------------------------------------------------------------------
                                                                             (Unaudited)
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
    Net loss for the period from
        continuing operations                          $      (223,047)  $      (38,657)   $ (107,061)
    Items not involving cash
        Depreciation of fixed assets                             1,476               38             -
        Amortization of goodwill                                24,391                -             -
    (Increase)/decrease in assets
        Accounts receivable                                      8,323                -             -
        Inventories                                             (6,467)               -             -
        Prepaid expenses                                        (5,096)            (658)         (536)
    Increase/(decrease) in liabilities
        Accounts payable and accrued liabilities              (151,478)           5,175         2,098
-----------------------------------------------------

                                                              (351,898)         (34,102)     (105,499)
    Loss on discontinued operations                                  -          (29,189)      (40,204)
-----------------------------------------------------

                                                              (351,898)         (63,291)     (145,703)
-----------------------------------------------------
INVESTING ACTIVITY
    Cash acquired on purchase of subsidiary                      4,851                -             -
-----------------------------------------------------
FINANCING ACTIVITIES
    Issuance of common stock                                   445,000          113,614       149,114
    Stock subscriptions receivable                               3,888          (26,287)       (3,888)
-----------------------------------------------------
                                                               448,888           87,327       145,226
-----------------------------------------------------

EFFECT OF EXCHANGE RATE ON CASH                                  7,571                -           546
-----------------------------------------------------

INCREASE IN CASH                                               109,412           24,036            69

CASH, beginning of period                                           69                -             -
-----------------------------------------------------
CASH, end of period                                    $       109,481   $       24,036    $       69
-----------------------------------------------------------------------------------------------------------

SUPPLEMENTAL INFORMATION:
      Interest paid                                    $           687   $            -    $        -
      Non cash investing and financing activity
      - acquisition of subsidiary for common
        stock, less cash acquired (Note 2)             $       596,398   $            -    $        -
-----------------------------------------------------------------------------------------------------------


The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                   KINeSYS PHARMACEUTICALS, INC.
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                                                       (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED
JUNE 30, 1998 IS UNAUDITED
--------------------------------------------------------------------------------

BASIS OF PRESENTATION        The previous fiscal year end of the
                             Company was January 31, 1999 and the Company has changed its year end to June 30, effective in 1999.

                             On May 4, 1999 the Company completed a major transaction acquiring all of the issued and outstanding common and preferred shares of KINeSYS Pharmaceutical Inc., a Canadian company engaged in the manufacture and distribution of cosmoceutical products (Note 2). As a result of the acquisition, the Company is no longer considered to be in the development stage. Subsequent to the acquisition, the Company changed its name from "Goldsearch Corporation" to "KINeSYS Pharmaceuticals, Inc."

PRINCIPLES OF
CONSOLIDATION                These consolidated financial statements are
                             expressed in US dollars and are prepared in accordance with accounting principles generally accepted in the United States. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated on consolidation.

UNAUDITED INTERIM
FINANCIAL STATEMENTS         In the opinion of the Company's
                             management, the Statements of Operations and Cash
                             Flows for the five-month period ended June 30, 1998 contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein.

REVENUE RECOGNITION          Sales are recorded upon shipment to third parties
                             net of returned product.

INVENTORIES                  Inventories are stated at the lower of cost and net
                             realizable value. Cost is generally determined on a weighted average basis.

FIXED ASSETS                 Fixed assets are recorded at cost. Depreciation is
                             computed based on the estimated useful lives of the assets as follows:

                             Computers                      -  30% declining-
                                                               balance basis

                             Furniture and fixtures,
                              equipment and molds and dies  -  20% declining-
                                                               balance basis

                             Leasehold improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

                                                   KINeSYS PHARMACEUTICALS, INC.
                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
                                                       (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED
JUNE 30, 1998 IS UNAUDITED
--------------------------------------------------------------------------------

GOODWILL Goodwill arising on the purchase of KINeSYS Pharmaceutical Inc. is being amortized on a straight-line basis over five years. Goodwill is evaluated for impairment when events or changes in circumstances indicate that the carrying amount of Goodwill may not be recoverable through the estimated undiscounted future cash flows resulting from the use of goodwill. When any such impairment exists, the goodwill will be written down to fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets".

FINANCIAL INSTRUMENTS    The Company's financial instruments consist of cash,
                         accounts receivable, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted, since they are short term in nature or they are receivable or payable on demand.

INCOME TAXES             The Company follows the provisions of SFAS No. 109,
                         "Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse.

FOREIGN CURRENCY
TRANSLATION              The Company conducts its business primarily from its
                         offices in Richmond, British Columbia, Canada and, therefore, a substantial portion of its business is conducted in Canadian currency. The financial position and results of operations of the Company's subsidiary are determined using the Canadian Dollar as the functional currency. Assets and liabilities of the subsidiary are translated at the exchange rate at the period end. Income statement accounts are translated at the average rate of exchange prevailing during the periods. Translation adjustments arising from the use of differing exchange rates from period to period are included in the Accumulated Foreign Currency
                         Translation Adjustment account in Stockholders' Equity.

                                                   KINeSYS PHARMACEUTICALS, INC.
                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
                                                       (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED
JUNE 30, 1998 IS UNAUDITED
--------------------------------------------------------------------------------

LOSS PER SHARE           Loss per share is computed in accordance with SFAS
                         No. 128, "Earnings per Share". Basic loss per share is calculated by dividing the net loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity, similar to fully diluted earnings per share. In loss periods, dilutive common equivalent shares are excluded as the effect would be anti-dilutive. Basic and diluted earnings per share are the same for all periods presented.

                         For the five month periods ended June 30, 1999 and 1998 and for the period from February 17, 1998 (incorporation) to January 31, 1999, stock options and warrants totaling 1,472,500, Nil and Nil were not included in the computation of diluted earnings per share because their effect was anti-dilutive.

STOCK BASED
COMPENSATION             The Company applies Accounting Principles Board
                         Opinion ("APB") 25, "Accounting for Stock Issued to
                         Employees", and related Interpretations in accounting for stock option plans. Under APB 25, compensation cost is recognized for stock options granted at prices below the market price of the underlying common stock on the date of grant.

                         SFAS No. 123, "Accounting for Stock-Based
                         Compensation", requires the Company to provide pro-forma information regarding net income as if compensation cost for the Company's stock option plan had been determined in accordance with the fair value based method prescribed in SFAS No. 123.

 USE OF ESTIMATES        The preparation of financial statements in accordance
                         with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

---------------------------------------------------------------------

                                                  KINeSYS PHARMACEUTICALS, INC.
                         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
                                                      (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED
JUNE 30, 1998 IS UNAUDITED
---------------------------------------------------------------------

NEW ACCOUNTING
PRONOUNCEMENTS     In June 1998, SFAS No. 133, "Accounting for Derivative
                   Instruments and Hedging Activities" was issued. SFAS No.
                   133 requires companies to recognize all derivatives contracts as either assets or liabilities on the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

                   Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standards on July 1, 2000 to affect its financial statements.

                   In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 was effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. Adoption of this standard did not have a material affect on the financial statements.

---------------------------------------------------------------------

                                                  KINeSYS PHARMACEUTICALS, INC.
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED
JUNE 30, 1998 IS UNAUDITED
---------------------------------------------------------------------

1.   NATURE OF BUSINESS AND CONTINUED OPERATIONS

     The Company was incorporated in the state of Nevada on February 17, 1998. Until the acquisition of KINeSYS Pharmaceuticals Inc. on May 4, 1999 (Note
     2), the Company was involved in the acquisition and exploration of mineral properties. The Company is now focusing on selling cosmoceutical products for active individuals and athletes to wholesalers, distributors, retailers and the general public. The three main product lines include: suncare, treatment, and daily use products. Customers are located in Canada and the United States.

     These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As at June 30, 1999 the Company has had no significant operations and the Company's subsidiary has posted overall operating losses since its inception. The continuation of the Company is dependent upon the continuing financial support of creditors and stockholders and obtaining long-term financing as well as achieving a profitable level of operations. Management plans to raise equity capital to finance the operations and capital requirements of the Company. It is management's intention to raise approximately $1.2 million within the upcoming year. Amounts raised will be used to develop a U.S. focus for marketing arrangements, to enhance the Company's e-commerce ability through its website, to provide financing for the purchase and manufacture of inventories and for other working capital purposes including operational systems upgrades. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

     These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

---------------------------------------------------------------------

2.   ACQUISITION OF KINeSYS PHARMACEUTICAL INC.

     On May 4, 1999 the Company acquired all of the issued and outstanding common and preferred stock of KINeSYS Pharmaceutical Inc. KINeSYS Pharmaceutical Inc. is a company incorporated in December 1993 in British Columbia, Canada that is engaged in the manufacture and distribution of cosmoceutical products for active individuals and athletes.

---------------------------------------------------------------------

                                                  KINeSYS PHARMACEUTICALS, INC.
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED
JUNE 30, 1998 IS UNAUDITED
---------------------------------------------------------------------

2.   ACQUISITION OF KINeSYS PHARMACEUTICAL INC. - CONTINUED

     Consideration for the purchase was the issuance of 3,052,021 shares of common stock of the Company. The transaction was accounted for as a purchase. Accordingly, operations of KINeSYS Pharmaceutical Inc. have been included in the consolidated financial statements from May 4, 1999. The value of the consideration paid, being the common stock of the Company, was determined using quoted trading prices close to the date of substantial agreement to the terms of the acquisition of $0.197 per share. The value of the consideration paid exceeded the net book value of KINeSYS Pharmaceutical Inc. at the transaction date by $731,715. The excess consideration, or "goodwill", is being amortized to income on a straight-line basis over five years.

     The summarized unaudited pro-forma results of operations set forth below for the period from February 17, 1998 (incorporation) to January 31, 1999 and for the five months ended June 30, 1999 assume that the acquisition occurred as of February 18, 1998 (the incorporation date).

                                                                                                 Period from
                                                                                                February 17,
                                                                               FIVE MONTHS              1998
                                                                                     ENDED   (incorporation)
                                                                                   JUNE 30    to January 31,
                                                                                      1999              1999
                                                                          -------------------------------------
      Sales                                                                           $ 123,474             $
                                                                          622,930
      Net loss for the period before
        discontinued operations and extraordinary item                                 $ (292,583)          $
                                                                          (914,872)
      Net loss for the period                                                          $ (292,583)          $
                                                                          (855,669)
      Basic and diluted loss per share                                                 $ (0.05)             $
                                                                          (0.26)
---------------------------------------------------------------------

3.    INVENTORIES

                                                                                   JUNE 30        January 31
                                                                                     1999             1999
                                                                          -----------------------------------
      Packaging                                                           $        24,743   $             -
      Finished goods                                                               87,318                 -
                                                                          -----------------------------------
                                                                          $       112,061   $             -
                                                                          -----------------------------------

                                                   KINESYS PHARMACEUTICALS, INC.
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                       (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED
JUNE 30, 1998 IS UNAUDITED
--------------------------------------------------------------------------------

4.    FIXED ASSETS

                                                                                  JUNE 30         January 31
                                                                                   1999               1999
                                      -----------------------------------------------------------------------
                                                             ACCUMULATED         NET BOOK           Net Book
                                                   COST     DEPRECIATION            VALUE              Value
                                      -----------------------------------------------------------------------
      Computers                         $        25,005        $ 20,186           $  4,820           $     -
      Furniture and fixtures                     21,453           7,637             13,816                 -
      Warehouse equipment                         1,788             968                820                 -
      Leasehold improvements                      6,758           6,758                  -                 -
      Molds and dies                             21,888          12,004              9,884                 -
                                      -----------------------------------------------------------------------
                                        $        76,892        $ 47,553           $ 29,340           $     -
                                      -----------------------------------------------------------------------
                                      -----------------------------------------------------------------------

--------------------------------------------------------------------------------

5.    GOODWILL

                                                                                  JUNE 30         January 31
                                                                                   1999               1999
                                      ----------------------------------------------------------------------
                                                             ACCUMULATED         NET BOOK           Net Book
                                                  COST      AMORTIZATION            VALUE              Value
                                      ----------------------------------------------------------------------
      Goodwill                         $       731,715   $        24,391  $       707,324   $             -
                                      ----------------------------------------------------------------------
                                      ----------------------------------------------------------------------

--------------------------------------------------------------------------------

6.    SHARE CAPITAL

      a) On April 6, 1999 the Company effected a 25 to 1 share consolidation. References to common shares issued and outstanding in comparative figures have been adjusted to post-consolidation amounts. As part of the restructuring, the Company issued 4,525,000 shares of common stock to certain investors at $0.01.

           Proceeds from the issuance of 4,525,000 shares totaling $45,250 were deposited in escrow to be released pro-rata in specified amounts to an individual as a financing arrangement fee within the upcoming year. The financing arrangement fee has been recognized in the Statement of Operations for the five-month period ended June 30, 1999.

                                                   KINESYS PHARMACEUTICALS, INC.
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                       (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED
JUNE 30, 1998 IS UNAUDITED
--------------------------------------------------------------------------------

6.    SHARE CAPITAL - CONTINUED

      b) On June 28, 1999, the Company's Board of Directors adopted the 1999 Stock Option Plan which provides for the granting of stock options to purchase up to 900,000 shares of the Company's common stock. The stock option plan permits the granting of incentive and non-qualifying stock options to officers, employees and consultants of the Company and its subsidiary. Under the 1999 Stock Option Plan exercise prices and terms are determined by the Board of Directors. For incentive options, the exercise price shall not be less than fair market value of the Company's common stock on the grant date. Options granted are not to exceed terms beyond ten years.

           On June 30, 1999, the Company granted options to employees, directors and consultants to purchase 752,500 shares of common stock at $1.00 with a weighted average remaining contractual life of the options of
           2.65 years. All the options remained outstanding at June 30, 1999. There were no options granted during the year ended January 31, 1999. Outstanding options for the purchase of common shares, granted to employees, directors and consultants vest over a three-year period. Stock options exercisable at June 30, 1999 totalled 207,051.

           Pro-forma information regarding Net Loss and Loss per Share is required under SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS No. 123. The weighted average fair value of options granted in the five-month period ended June 30, 1999 was $0.05. The fair value of these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following assumptions: no dividends, a risk-free interest rate of 4.95%, volatility factor of the expected market price of the Company's common stock of 0.001% and a weighted average expected life of the options of four years.

           Under the accounting provisions of SFAS No. 123, the Company's Net Loss and Loss per Share on a pro-forma basis would be materially unchanged from the reported amounts for the five-month period ended June 30, 1999.

                                                  KINESYS PHARMACEUTICALS, INC.
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED
JUNE 30, 1998 IS UNAUDITED
--------------------------------------------------------------------------------

6.    SHARE CAPITAL - CONTINUED

      c) During the five-month period ended June 30, 1999, the Company granted the following warrants to purchase shares of common stock:

                                                                 Exercise Price   Exercise Price    Exercise Price
                                                                          $0.75            $1.00             $1.25
                                                                          -----            -----             -----
      Balance, January 31, 1999                                              -                -                 -
      Granted during the period
      -  exercisable within 10 business days of acquisition of
          the Company's subsidiary                                      533,000               -                 -
      -  exercisable upon 10 business days of the earlier of
          approval by the SEC of the Company's registration
          statement or September 1, 1999                                     -          400,000                 -
      -  exercisable by December 31, 1999                                    -                -           320,000
      Exercised during the period                                     (533,000)               -                 -
---------------------------------------------------------------
                                                                             -          400,000           320,000
---------------------------------------------------------------
---------------------------------------------------------------

          No warrants were granted during the Company's year ended January 31, 1999.

      d) Subsequent to June 30, 1999, the Company issued 564,000 common shares in advance of future advertising and promotional services.

      e) Common stock held in escrow at June 30, 1999 totaled 2,880,000 (Nil in comparative periods). Stock is to be released from escrow based upon the exercise of stock purchase warrants. Subsequent to June 30, 1999, the Company commenced the process of filing documentation to release the first 960,000 shares of common stock from escrow. The remaining shares held in escrow will be released in tranches of 960,000 shares of common stock as warrants are exercised.

--------------------------------------------------------------------------------

7.    DISCONTINUED OPERATIONS

      On May 4, 1999, upon conclusion of the acquisition of KINeSYS Pharmaceutical Inc., the Company discontinued its involvement in mineral exploration activity. Mineral exploration expenses incurred to the measurement date totaled $Nil (January 31, 1999 - $40,204; June 30, 1998 - $24,189). There was no revenue earned during the five-month periods ended June 30, 1999 and 1998 or during the year ended January 31, 1999.
      There was no gain or loss recognized on discontinuance.

                                                   KINESYS PHARMACEUTICALS, INC.
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                       (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED
JUNE 30, 1998 IS UNAUDITED
--------------------------------------------------------------------------------

8.    RELATED PARTY TRANSACTIONS

      Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

      a) The Company's subsidiary signed a three year contract with an investment company, which is owned by a stockholder, for the provision of financial and management services at a monthly fee of CDN$5,000. The Company paid $6,704 during the five-month period ended June 30, 1999 (January 31, 1999 - $Nil; June 30, 1998 - $Nil). The
           contract expires in July, 2002.

      b) The Company also paid fees to a consulting company, which is owned by two shareholders, for a provision of consulting services. During the five-month period ended June 30, 1999, fees totaled $6,704 (January 31, 1999 - $Nil; June 30, 1998 - $Nil)

      Related party transactions are recorded at the exchange amount, being the amount of consideration established and agreed to by the related parties.

--------------------------------------------------------------------------------


9.    SEGMENTED INFORMATION

      For the five-month period ended June 30, 1999, approximately $3,400 of the Company's sales were made to customers in the United States (January 31, 1999 and June 30, 1998 - $Nil). The remainder of sales were made to Canadian customers.

                                                   KINESYS PHARMACEUTICALS, INC.
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                       (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED
JUNE 30, 1998 IS UNAUDITED
--------------------------------------------------------------------------------

10.   INCOME TAXES

      At June 30, 1999 the Company had deferred tax assets of approximately $670,000 (January 31, 1999 - $50,000) principally arising from net operating losses carried forward in the subsidiary in Canada. As management of the Company cannot determine if it is more likely than not that the Company will receive the benefit of this asset, a valuation allowance equal to the deferred tax asset has been established at June 30, 1999, May 4, 1999 (the date of acquisition) and January 31, 1999. The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgement about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

      At June 30, 1999, the Company's subsidiary had losses available for Canadian income tax purposes of approximately $1,300,000. These losses will expire as follows:

                           2000              $    102,000
                           2001              $    469,000
                           2002              $     38,000
                           2003              $    185,000
                           2004              $    352,000
                           2005              $     57,000
                           2006              $     97,000

      The Company has net operating losses carried forward for US tax purposes of approximately $250,000 which expires in 2018 and 2019.
--------------------------------------------------------------------------------

11.   COMMITMENT

      Beginning at such time as the Company's subsidiary achieves annual gross revenue in North America of CDN$1,000,000, the Company will be subject to a Royalty Agreement which will require payment of 2.5% of gross North American revenues of the Company's subsidiary in excess of CDN$1,000,000. The agreement will expire upon payment of an aggregate royalty of CDN$1,250,000 before October 1, 2001 or CDN$1,500,000 thereafter. Management is presently attempting to renegotiate this agreement.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The Unaudited Pro Forma Consolidated Financial Information reflects financial information which gives effect to the acquisition of all the outstanding common shares of KINeSYS Pharmaceutical Inc. in exchange for 3,052,021 shares of common stock of the Registrant at a deemed value of $0.197 per share.

The Pro Forma Consolidated Statements included herein reflect the use of the purchase method of accounting for the above transaction. Such financial information has been prepared from, and should be read in conjunction with, the historical financial statements and notes thereto included elsewhere in this 10-SB registration statement.

The Pro Forma Consolidated Statement of Operations gives effect to the transaction as if it had occurred at the beginning of the earliest period presented, combining the results of the Registrant and KINeSYS Pharmaceutical Inc. for the five-month period ended June 30, 1999. Sales and income for the month of January 1999 for KINeSYS Pharmaceutical Inc. are not reflected in the pro forma consolidated financial information. Sales and the net loss for January 1999 amount to $4,175 and $23,765, respectively.

As well, the Pro Forma Consolidated Statement of Operations combines the accounts of the Registrant and KINeSYS Pharmaceutical Inc. for the years ended January 31, 1999 and December 31, 1998, respectively.

The Pro Forma Consolidated Financial Information is unaudited and is not necessarily indicative of the consolidated results which actually would have occurred if the above transactions had been consummated at the beginning of the periods presented; nor does it purport to present the results of operations for future periods.

KINeSYS PHARMACEUTICALS, INC.
PRO FORMA STATEMENT OF OPERATIONS
FOR THE FIVE-MONTH PERIOD ENDED JUNE 30, 1999
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

                                                KINeSYS
                                          Pharmaceuticals, Inc.      KINeSYS
                                          (formerly Goldsearch    Pharmaceuticals                 Pro Forma
                                               Corporation)            Inc.         Adjustments    Balance
------------------------------------------------------------------------------------------------------------
SALES                                         $  52,856              $ 70,618                     $ 123,474
COST OF SALES                                    14,819                25,197                        40,016
                                              -------------------------------------------------------------
                                                 38,037                45,421             -          83,458
                                              -------------------------------------------------------------
EXPENSES
   Advertising and promotion                     50,661                13,242                        63,903
   Amortization of Goodwill                      24,391                   -            36,585(1)     60,976
   Bad Debts                                      4,808                   -                           4,808
   Bank Charges and Interest                      4,918                   255                         5,173
   Commissions                                    3,431                   -                           3,431
   Consulting Fees                               13,707                25,885                        39,592
   Depreciation                                   1,476                 2,672                         4,148
   Financing Arrangement fee                     45,250                   -                          45,250
   Insurance                                        204                   164                           368
   Interest                                          18                   974                           992
   Licenses and dues                                912                 2,352                         3,264
   Office                                        11,687                 5,071                        16,758
   Professional fees                             65,789                 8,841                        74,630
   Rent                                           3,490                 2,309                         5,799
   Repairs and maintenance                        1,354                   204                         1,558
   Salaries and benefits                         18,043                 7,418                        25,461
   Telephone and utilities                        1,270                 3,216                         4,486
   Trade shows                                    4,454                 1,579                         6,033
   Travel                                         5,221                 4,190                         9,411
                                              -------------------------------------------------------------
                                                261,084                78,372          36,585       376,041
                                              -------------------------------------------------------------
NET LOSS FOR THE PERIOD                       $(223,047)             $(32,951)       $(36,585)    $(292,583)
                                              -------------------------------------------------------------
                                              -------------------------------------------------------------
BASIC AND DILUTED LOSS PER SHARE                                                                      (0.05)
                                                                                                  ---------
                                                                                                  ---------
WEIGHTED AVERAGE SHARES OUTSTANDING                                                               6,054,054
                                                                                                  ---------
                                                                                                  ---------

   The accompanying notes are an integral part of these financial statements

KINeSYS PHARMACEUTICALS, INC.
PRO FORMA STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JANUARY 31, 1999
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

                                                KINeSYS
                                          Pharmaceuticals, Inc.      KINeSYS
                                          (formerly Goldsearch    Pharmaceutical                  Pro Forma
                                               Corporation)            Inc.         Adjustments    Balance
------------------------------------------------------------------------------------------------------------
SALES                                         $     -               $ 622,930       $    -        $  622,930
COST OF SALES                                       -                 255,578            -           255,578
                                              --------------------------------------------------------------
                                                    -                 367,352            -           367,352
                                              --------------------------------------------------------------
EXPENSES
   Advertising and promotion                        -                 237,431            -           237,431
   Amortization of Goodwill                         -                     -          146,343 (1)     146,343
   Bad Debts                                        -                   4,588            -             4,588
   Bank Charges and Interest                        -                  11,589            -            11,589
   Commissions                                      -                  73,398            -            73,398
   Consulting Fees                               28,000                66,398            -            94,398
   Depreciation                                     -                  10,631            -            10,631
   Insurance                                        -                   3,335            -             3,335
   Interest                                         -                  28,380            -            28,380
   Investor relations                            20,708                   -              -            20,708
   Licenses and dues                                -                  15,586            -            15,586
   Office                                         7,423                28,639            -            36,062
   Professional fees                             24,791                38,668            -            63,459
   Rent                                          20,838                18,797            -            39,635
   Repairs and maintenance                          -                   6,502            -             6,502
   Salaries and benefits                            -                 104,194            -           104,194
   Stock Compensation Benefit                       -                 257,269            -           257,269
   Telephone and utilities                        5,301                10,664            -            15,965
   Trade shows                                      -                  33,938            -            33,938
   Travel                                           -                  38,609            -            38,609
                                              --------------------------------------------------------------
                                                107,061               988,616        146,343       1,242,020
                                              --------------------------------------------------------------
LOSS FROM CONTINUING OPERATIONS                (107,061)             (621,264)      (146,343)       (874,668)
                                              --------------------------------------------------------------
                                              --------------------------------------------------------------
BASIC AND DILUTED LOSS PER SHARE
   From continuing operations                                                                     $   (0.26)
                                                                                                  ----------
                                                                                                  ----------
WEIGHTED AVERAGE SHARES OUTSTANDING                                                               3,317,204
                                                                                                  ----------
                                                                                                  ----------

   The accompanying notes are an integral part of these financial statements

KINeSYS PHARMACEUTICALS, INC.
NOTE TO PRO FORMA STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

(1) To reflect the acquisition of Kinesys Pharmaceutical Inc. on May 4, 1999 in exchange for 3,052,021 shares of common stock at a deemed price of $0.197 per share totalling $601,249. The carrying value of net assets at the acquisition date approximated the fair values. The portion of the purchase price allocated to goodwill would have caused amortization to increase by $36,585 and $146,343 for the five-month period ended June 30, 1999 and for the year ended January 31, 1999, respectively.

       Goodwill of $731,715 is being amortized on a straight-line basis over five years.

PART III

ITEM 1.  INDEX TO EXHIBITS

         The following exhibits are filed with this Registration Statement:

Exhibit No.    Exhibit Name
-----------    ------------
2.1            Articles of Incorporation of Company, filed February 17, 1998.

2.2 Articles of Amendment of Articles of Incorporation of Company, filed March 29, 1999.

2.3            Bylaws of the Company

6.1            Royalty Agreement dated 12/17/96

6.2            KINeSYS 1999 Stock Option Plan.

27             Financial Data Schedule

ITEM 2.  DESCRIPTION OF EXHIBITS

         See Item 1 above.

SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KINeSYS PHARMACEUTICALS, INC.
                                        (Registrant)


Date: October 6, 1999                   By:  /s/ Jonathan Mara
                                           ----------------------
                                           Jonathan Mara, CEO